Sun hydraulics
CORPORATION

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Annual Report 2007

Sun Hydraulics recognizes the challenges and sees the opportunities ahead. We have the products, the capabilities and the means to deliver superior solutions the world over.

We are moving toward a future full of new possibilities as cartridge valves and manifolds displace older technology. We believe that the cartridge valve market will grow at twice the rate of the overall hydraulic valve industry, claiming a larger share of that $3.5 billion industry.

New geographic markets in Eastern Europe, Russia and India offer new growth opportunities. We will continue to expand our presence to penetrate these new markets and establish a leadership position.

New product development at Sun enables new ways to control force, speed and motion. And new products combined with superior service, from product performance to on-time shipments, result in satisfied customers.

Global expanse

Ten years ago, Sun's sales outside of the United States represented 40% of consolidated sales. In 2007, that number grew to 58%. International sales will, in the future, become an even greater percentage of our consolidated sales as we penetrate new markets.

We believe the markets for hydraulic products are evenly distributed between the Americas, Europe and Asia/Pacific. Each of those markets consumes about a third of the hydraulic products produced industry-wide. In 2007, 47% of Sun sales were in the Americas, 33% were in Europe and 20% were in the Asia/Pacific region. The Asia/Pacific region affords significant growth potential for Sun. To enhance our global position and help gain a greater share of the Asia/Pacific market, Sun has added a technical sales operation in Bangalore, India. It joins our other operations in the U.S., England, Germany, France, Korea and China.

Not just components, but solutions.

Through internal development and external investment, Sun has quickly grown and diversified its electro-hydraulic capabilities. We can now provide complete

Ten years ago, Sun's sales outside of the United States represented 40% of consolidated sales. In 2007, that number grew to 58%.

hydraulic control system solutions featuring 100% Sun content. The addition of electro-hydraulic cartridges to our product portfolio enhances the marketability of all of our products.

Some of our new electro-hydraulic products have WhiteOak's proportional digital amplifiers embedded into their coils. This makes adjustment and tuning easier for our customers than it's ever been before. Instead of having to manually adjust tiny screws, the customer makes adjustments using a simple hand-held Sun programming device. The programmer is connected to the valve via a cable and conveys digital instructions via infrared signals. Because all the settings are digital, the customer has the ability to record the setting information and use it to order future valves with identical configurations—something that cannot be done with conventional analog amplifiers.

To address more complex applications, we made an equity investment in High Country Tek (HCT) in 2007. HCT has developed proprietary hardware and software solutions that are highly regarded by mobile equipment manufacturers and that are consistent with Sun's electro-hydraulic efforts. Additionally, with its dedicated sales force, HCT will help us better understand select customer requirements so that we may more effectively leverage our growing system solution efforts.

World's most recognized brand of cartridge valves

Sun's products are best-in-class. They offer higher levels of performance and reliability unmatched in our industry. They deliver more horsepower than competitive offerings of equal size. And they're available in five sizes with identical operating characteristics across size ranges.

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At Sun, our R&D efforts result in products that allow customers to do things in new ways. Because we offer multiple versions of most functional products, engineers can optimize control of their machines. We don't just solve today's problem...we enable tomorrow's motion and control solutions.

Agility and productivity increase capacity

While our sales have increased more than 150% over the past five years, our worldwide employment has increased only 31%.

During the slow periods between 2000 and 2003, a large percentage of Sun's workforce took tours throughout the Company to encourage cross-department education. Today, those people can move to whatever area needs the most help and be immediately effective. We continue to cross-educate personnel on an ongoing basis.

To further enhance productive capacity, Sun's manufacturing engineers are always engaged in developing new automation technology to expand capacity by improving productivity. We can satisfy more customers, more of the time, all while sustaining profits.

Investment decision making

Unlike most companies, Sun does not utilize traditional capital return models or ROI analyses when considering capital projects. We believe these types of justification often delay or, even worse, preclude investments that could have a positive impact on a company's long-term growth and profitability. In lieu of using more traditional measures, employees at Sun Hydraulics go through a checklist to assess whether or not a capital project will meet the following criteria:

- **Promote workplace safety and manufacturing efficiency,**
- **Eliminate hassles in the manufacturing process,**
- **Consistently and reliably replicate product designs,**
- **Reduce the need for on-hand inventory by increasing manufacturing flexibility and decreasing lot sizes and cycle times,**
- **Free personnel from performing repetitive tasks so that they can contribute in other ways,**
- **Develop process equipment that may not be commercially available, and**
- **Improve the performance of purchased machinery as it relates to Sun's products.**

We believe this approach to capital investment yields positive results that may be missed in more traditional justification processes.

While Sun's sales have increased more than 150% over the past five years, our worldwide employment has increased only 31%.



Automation helps expand capacity.



Electrically-actuated cartridges enhance the marketability of all products.



Sun's cartridge valves, available in five sizes, are best in class.



Integrated packages provide complete system solutions.

France... India... China... Korea

Dear Shareholders:

As I look back on the past year, I do so with bittersweet emotions.

While Sun continued to prosper, we lost an extraordinary individual in 2007. Clyde Nixon, Sun's Chairman until his death, passed away last April. Clyde was Sun's second CEO and president, taking over the reins of the Company in 1988. He held those positions until May 2000. Among the notable accomplishments during that period was the Company's IPO in 1997. Throughout his tenure, Clyde was instrumental in establishing Sun's international presence and strong reputation. An outspoken advocate for education and a leader in our industry and community, Clyde will be sorely missed, and never forgotten.

The sweet part of the bittersweet emotions came from the Company's strong performance in 2007.

Complete system solutions

Both sales and earnings continued to increase at double-digit rates, going up 17.6% and 36.4%, respectively. Return on Capital Employed continued to strengthen as well, reaching 30% for the year. We enhanced our abilities to provide complete system solutions with an investment in a complementary company. Internationally, we established a sales operation in India to get traction in a key potential market. And we continued to fuel our organic growth with new products.

Among these new offerings were more electrically actuated products that were introduced in the spring. Some of these products included technology acquired through our June 2005 investment in WhiteOak Controls. Specifically, we embedded WhiteOak's digital electronics directly into our electrically actuated valves to create a group of innovative products that are unique in our industry. Market reaction to our new products has been very favorable.

In November 2007, we invested in High Country Tek (HCT), a provider of electronic hardware and software solutions for mobile hydraulic applications. HCT's products dovetail nicely with our own electro-hydraulic efforts, further expanding our capabilities in this area. In addition, with its small, dedicated sales force, HCT will help us get closer to key customers to better understand their requirements.

Operationally, we continued to invest in all of our manufacturing locations. We added new machinery to enhance our capacity and delivery reliability. Our ability to ship on time isn't due to just hardware, though. Our workforce is agile and determined to satisfy our customers. Our employees are self-managed, know what is required, and do whatever is necessary to produce and deliver the products our customers need.

Products that are unique

On the international front, we opened a sales office in Bangalore, India. In the short term, this will help us better understand the Indian marketplace. Longer term, we believe a direct presence in this key market will help us gain market share. Since 2000, sales from our Korean operation have increased 275%. Since opening a sales operation in France in 2003, we have seen sales to that market double. Eventually, we hope our efforts in India will follow the same trajectory as our other international expansions.

What's ahead?

While there are some economic uncertainties in the short term, long-term we expect to continue outgrowing the industry and gaining market share. Our customers recognize the performance and reliability advantages of our products, and every day they are learning more about our growing ability to provide integrated, multi-function solutions as well as components. We will stay focused on organic growth, but at the same time will take advantage of acquisition opportunities that are strategic and complementary.

We will again invest to improve our productive infrastructure. New machinery adds capability and capacity while improving productivity. We will also challenge our suppliers to make similar investments to keep pace with technological advancements and improve their productivity.

In closing...

Sun has been profitable every year since 1972. We have accomplished this by paying close attention to:

- **Developing new products,**
- **Nurturing an educated and agile workforce,**
- **Expanding capacity to manufacture our products when our customers need them, and**
- **Achieving the best global delivery system possible.**

Continuing to profitably grow and gain market share is ultimately the best way to serve our shareholders. We believe that over time, sound fundamentals result in increased share price.

We have the people, the products and the solutions to satisfy our customers—and the strategies to provide above-average returns to our shareholders. We intend to sustain the strong momentum these assets have given us.

Allen J. Carlson
President & CEO

Financial Highlights

Net Sales
(in millions)


$70.8
$94.5
$116.8
$142.3
$167.4
'03
'04
'05
'06
'07

Gross Profit
(in millions)


$18.5
$28.5
$36.9
$43.9
$54.9
'03
'04
'05
'06
'07

Cash From Operations
(in millions)


$9.5
$14.7
$17.0
$19.6
$28.2
'03
'04
'05
'06
'07

Return on Capital Employed
(as a percent)


4.5%
16.3%
24.2%
26.0%
29.7%
'03
'04
'05
'06
'07

Year Ended in thousands except per share data	**Dec. 29 2007**	Dec. 30 2006	Dec. 31 2005	Dec. 25 2004	Dec. 27 2003
Statement of Operations:					
Net sales	**$167,374**	$142,282	$116,757	$94,503	$70,798
Gross profit	**54,850**	43,932	36,918	28,535	18,486
Operating income	**33,635**	25,051	19,180	12,294	3,683
Income before income taxes	**34,371**	24,903	19,137	11,732	3,277
Net income	**$ 22,131**	$ 16,223	$ 12,808	$ 7,830	$ 2,176
Basic net income per common share	**$ 1.35**	$ 0.99	$ 0.79	$ 0.51	$ 0.15
Diluted net income per common share	**$ 1.34**	$ 0.99	$ 0.78	$ 0.50	$ 0.15
Dividends per common share	**$ 0.34**	$ 0.27	$ 0.20	$ 0.10	$ 0.96
Other Financial Data:					
Depreciation and amortization	**$ 6,341**	$ 5,849	$ 5,604	$ 5,465	$ 5,152
Capital expenditures	**12,591**	9,525	8,813	4,987	3,076
Balance Sheet Data:					
Cash and cash equivalents	**$ 19,337**	$ 9,497	$ 5,830	$ 9,762	$ 5,219
Working capital	**36,198**	24,015	16,391	16,723	12,663
Total assets	**110,780**	87,185	73,561	71,808	63,032
Total debt	**701**	1,072	2,384	12,254	18,207
Shareholders' equity	**91,882**	70,800	56,440	45,403	35,063
% of Sales:					
Gross profit	**32.8%**	30.9%	31.6%	30.2%	26.1%
Operating income	**20.1%**	17.6%	16.4%	13.0%	5.2%
Net Income	**13.2%**	11.4%	11.0%	8.3%	3.1%

Financial Section

Contents

Selected Consolidated Financial Data

The following summary should be read in conjunction with the consolidated financial statements and related notes contained herein. See Management's Discussion and Analysis of Financial Condition and Results of Operations.

The Company reports on a fiscal year that ends on the Saturday closest to December 31st. Each quarter generally consists of two 4-week periods and one 5-week period. As a result of the 2005 fiscal year ending December 31, 2005, the quarter ended April 2, 2005, consisted of one 4-week period and two 5-week periods, resulting in a 53-week year.

All stock prices and dividends are adjusted for three-for-two stock splits, effected in the form of 50% stock dividends, which were effective on July 15, 2007, and July 15, 2005.

Year Ended	**Dec. 29, 2007**	Dec. 30, 2006	Dec. 31, 2005	Dec. 25, 2004	Dec. 27, 2003
(in thousands except per share data)					
Statement of Operations:					
Net sales	**$167,374**	$142,282	$116,757	$94,503	$70,798
Gross profit	**54,850**	43,932	36,918	28,535	18,486
Operating income	**33,635**	25,051	19,180	12,294	3,683
Income before income taxes	**34,371**	24,903	19,137	11,732	3,277
Net income	**$ 22,131**	$ 16,223	$ 12,808	$ 7,830	$ 2,176
Basic net income per common share	**$ 1.35**	$ 0.99	$ 0.79	$ 0.51	$ 0.15
Diluted net income per common share	**$ 1.34**	$ 0.99	$ 0.78	$ 0.50	$ 0.15
Dividends per common share	**$ 0.34**	$ 0.27	$ 0.20	$ 0.10	$ 0.96
Other Financial Data:					
Depreciation and amortization	**$ 6,341**	$ 5,849	$ 5,604	$ 5,465	$ 5,152
Capital expenditures	**12,591**	9,525	8,813	4,987	3,076
Balance Sheet Data:					
Cash and cash equivalents	**$ 19,337**	$ 9,497	$ 5,830	$ 9,762	$ 5,219
Working capital	**36,198**	24,015	16,391	16,723	12,663
Total assets	**110,780**	87,185	73,561	71,808	63,032
Total debt	**701**	1,072	2,384	12,254	18,207
Shareholders' equity	**91,882**	70,800	56,440	45,403	35,063

Selected Consolidated Financial Data *(continued)*

Quarterly Results of Operations

For the Quarter Ended	Dec. 29, 2007	Sep. 29, 2007	Jun. 30, 2007	Mar. 31, 2007
(unaudited, in thousands)				
Net sales	**$41,289**	**$41,809**	**$43,422**	**$40,854**
Gross profit	**13,346**	**13,324**	**14,297**	**13,883**
Operating income	**8,064**	**8,045**	**8,859**	**8,667**
Income before income taxes	**8,198**	**8,280**	**9,045**	**8,849**
Net income	**$ 5,127**	**$ 5,246**	**$ 5,952**	**$ 5,806**
Basic net income per common share	**$ 0.31**	**$ 0.32**	**$ 0.36**	**$ 0.35**
Diluted net income per common share	**$ 0.31**	**$ 0.32**	**$ 0.36**	**$ 0.35**

For the Quarter Ended	Dec. 30, 2006	Sep. 30, 2006	Jul. 1, 2006	Apr. 1, 2006
Net sales	$34,967	$36,202	$36,928	$34,185
Gross profit	11,051	10,662	11,239	10,981
Operating income	6,237	5,955	6,549	6,310
Income before income taxes	6,253	5,896	6,501	6,253
Net income	$ 3,813	$ 3,916	$ 4,314	$ 4,180
Basic net income per common share	$ 0.23	$ 0.24	$ 0.26	$ 0.25
Diluted net income per common share	$ 0.23	$ 0.24	$ 0.26	$ 0.25

	Dec. 31, 2005	Oct. 1, 2005	Jul. 2, 2005	Apr. 2, 2005
Net sales	$27,938	$28,726	$31,014	$29,079
Gross profit	8,054	9,025	10,086	9,753
Operating income	3,702	4,381	5,562	5,533
Income before income taxes	3,833	4,202	5,583	5,518
Net income	$ 2,888	$ 2,918	$ 3,536	$ 3,466
Basic net income per common share	$ 0.18	$ 0.18	$ 0.22	$ 0.22
Diluted net income per common share	$ 0.18	$ 0.18	$ 0.21	$ 0.21

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

Sun Hydraulics Corporation is a leading designer and manufacturer of high-performance screw-in hydraulic cartridge valves and manifolds, which control force, speed and motion as integral components in fluid power systems. The Company sells its products globally through wholly-owned subsidiaries and independent distributors. Sales outside the United States for the year ended December 29, 2007, were approximately 58% of total net sales.

Approximately 66% of product sales are used by the mobile market, which is characterized by applications where the equipment is not fixed in place, the operating environment is often unpredictable, and duty cycles are generally moderate to low. Some examples of mobile equipment include off-road construction equipment, fire and rescue equipment and mining machinery.

The remaining 34% of sales are used by industrial markets, which are characterized by equipment that is fixed in place, typically in a controlled environment, and which operates at higher pressures and duty cycles. Automation machinery, metal cutting machine tools and plastics machinery are some examples of industrial equipment. The Company sells to both markets with a single product line.

Company Focus

In recent years, the Company has realized robust growth in all areas of the world. Management believes there are five key reasons why:

- Product availability and on-time delivery performance,
- New products, especially electrically actuated products,
- Increased sales of integrated packages,
- Our geographic presence, and
- Our website.

The company is continuously engaged in efforts to improve productivity to enhance productive capacity and be in the best position to be able to respond to marketplace demand. Company engineering and manufacturing personnel redesign existing products, where necessary, to improve manufacturability. New product design efforts include personnel from engineering, manufacturing and marketing to help reduce the time and effort required to release products to the market. These on-going activities enable the Company to maintain a level of delivery performance and shipping reliability that it believes differentiates it from its competitors.

The Company continues to add to its electrically actuated hydraulic valve offerings with many new products, including different types of solenoid and proportional valves and valves with position sensing devices. Electrically actuated cartridges help create new system opportunities as they enable the Company to offer complete integrated valve packages which could not be offered previously. The addition of electrically actuated hydraulic products allows integrated packages to be designed with 100% Sun content. Integrated packages, standard cartridges housed in a custom designed manifold, have been one of the Company's fastest growing areas.

The Company has wholly-owned companies in North America, Europe and the Far East, augmented by what management believes to be the finest distribution network in the fluid power industry. In 2007, the Company opened a sales office in Bangalore, India. The Company's distributors are particularly skilled in applying products and developing integrated solutions for the local market. Through its wholly-owned companies and global distribution network, the Company is able to service all major industrialized market areas.

The Company's major marketing tool is its website, www.sunhydraulics.com. The Company's website is developed to appeal to and be used by design engineers. It provides all the detailed technical information and specifications to select, apply and obtain Sun products, 24 hours a day, seven days a week. The website continues to evolve by adding greater levels of detail in technical information and configuration capability.

Industry Conditions

Demand for the Company's products is dependent on demand for the capital goods into which the products are incorporated. The capital goods industries in general, and the fluid power industry specifically, are subject to economic cycles. According to the National Fluid Power Association (the fluid power industry's trade association in the United States), the United States index of shipments of hydraulic products increased 1% and 9%, in 2007 and 2006, respectively.

The Company's order trend has historically tracked closely to the United States Purchasing Managers Index (PMI). The index was 48.4 at the end of December 2007 compared to 51.4 at the end of December 2006. When the PMI is over 50, it indicates economic expansion.

Results for the 2007 Fiscal Year

Twelve Months Ended	**December 29, 2007**	December 30, 2006	Increase
(dollars in millions except net income per share)			
Net Sales	**$167.4**	$142.3	18%
Net Income	**$ 22.1**	$ 16.2	36%
Net Income per share:			
Basic	**$ 1.35**	$ 0.99	36%
Diluted	**$ 1.34**	$ 0.99	35%
Three Months Ended			
Net Sales	**$ 41.3**	$ 35.0	18%
Net Income	**$ 5.1**	$ 3.8	34%
Net Income per share:			
Basic	**$ 0.31**	$ 0.23	35%
Diluted	**$ 0.31**	$ 0.23	35%

The strong fourth quarter capped off another great year. Last year's momentum has continued into this year's first quarter and the Company is forecasting another quarter of double digit growth.

The Company's foreign sales expanded briskly in 2007. Approximately 80% of Sun's growth last year was generated in Europe and Asia/Pacific, and that strong international demand is continuing in the first quarter.

Equally exciting is the fact that domestic demand was strong in the first two months of the year, with order activity up 11% compared to the first two months of 2007. After moderate 5% domestic growth in 2007 and despite the negative economic commentary we all hear, this is welcome news.

Sun's new electrically actuated products introduced in Europe last year will receive their formal North American introduction at the 2008 International Fluid Power Exposition. These products will feature WhiteOak's on-board electronics. These are truly unique products in the marketplace and are well suited for use by many exhibitors. Management expects an equally favorable market reaction to that which they experienced in Europe when the products were launched in April 2007.

Dividends

The Company declared a quarterly dividend of $0.067 per share for the first quarter of 2007 and quarterly dividends of $0.09 per share for the remaining three quarters of 2007, for a total dividend of $0.337 for 2007. These dividends were paid on the 15th day of each month following the date of declaration. In addition, the Company declared a three-for-two stock split, effected in the form of a 50% stock dividend, to shareholders of record on June 30, 2007, which was paid on July 15, 2007.

Cash Flow

Net cash generated from operations for the year was $28.2 million, a $8.6 million increase compared to $19.6 million in 2006. Capital expenditures for the year were $12.6 million, cash on hand increased $9.8 million to $19.3 million, debt decreased $0.4 million to $0.7 million, and $5.2 million was paid to shareholders in dividends.

Results of Operations

The following table sets forth, for the periods indicated, certain items in the Company's statements of operations as a percentage of net sales.

For the Year Ended	**Dec. 29, 2007**	Dec. 30, 2006	Dec. 31, 2005	Dec. 25, 2004	Dec. 27, 2003
Net sales	**100.0%**	100.0%	100.0%	100.0%	100.0%
Gross profit	**32.8%**	30.9%	31.6%	30.2%	26.1%
Operating income	**20.1%**	17.6%	16.4%	13.0%	5.2%
Income before income taxes	**20.5%**	17.5%	16.4%	12.4%	4.6%

Segment Information (in thousands)

	United States	Korea	United Kingdom	Germany	Elimination	Consolidated
2007						
Sales to unaffiliated customers	**$99,516**	**$20,567**	**$23,127**	**$24,164**	**$ —**	**$167,374**
Intercompany sales	**30,344**	**—**	**2,621**	**142**	**(33,107)**	**—**
Operating income	**22,408**	**2,103**	**3,205**	**5,955**	**(36)**	**33,635**
Identifiable assets	**74,026**	**9,067**	**17,079**	**12,710**	**(2,102)**	**110,780**
Depreciation and amortization	**4,488**	**178**	**1,119**	**556**		**6,341**
Capital expenditures	**9,339**	**284**	**2,843**	**125**		**12,591**
2006						
Sales to unaffiliated customers	$ 89,077	$ 16,368	$ 17,709	$ 19,128	$ —	$ 142,282
Intercompany sales	25,809	—	2,990	106	(28,905)	—
Operating income	16,608	2,212	2,330	4,046	(145)	25,051
Identifiable assets	59,505	7,580	13,756	8,187	(1,843)	87,185
Depreciation and amortization	4,206	150	983	510		5,849
Capital expenditures	8,408	122	757	238		9,525
2005						
Sales to unaffiliated customers	$ 73,998	$ 11,604	$ 16,054	$ 15,101	$ —	$ 116,757
Intercompany sales	21,239	—	2,873	80	(24,192)	—
Operating income	13,443	1,520	1,260	3,145	(188)	19,180
Identifiable assets	50,019	4,958	12,403	8,777	(2,596)	73,561
Depreciation and amortization	3,944	149	1,025	473	—	5,591
Capital expenditures	7,007	29	934	843	—	8,813

Comparison of Years Ended December 29, 2007 and December 30, 2006

Net Sales

Net sales were $167.4 million, an increase of $25.1 million, or 17.6%, compared to $142.3 million in 2006. Net sales increased 14.5% excluding the effect of exchange rates.

The increase was due in large part to the continued growth of international sales, particularly in Europe where sales increased 31.4%, or $13.0 million, to $54.3 million. Sales to France increased 27.0%, to Germany 30.5%, and to the U.K. 38.6%. Significant increases were also noted in Finland, Norway, Italy and Sweden.

Asian sales increased 28.5%, or $6.7 million, to $30.2 million. Domestic sales in Korea increased 25.7%, and sales to China increased 52.3%. A significant increase was also noted in Singapore.

North American sales increased 6.4%, or $4.7 million, to $78.7 million.

Gross Profit

Gross profit increased 24.9% to $54.9 million in 2007, compared to $43.9 million in 2006. Gross profit as a percentage of net sales increased to 32.8% in 2007, compared to 30.9% in 2006. Gross profit percentage increases were due to fixed cost absorption from higher sales volume, a sales price increase that occurred in July 2006, productivity improvements in the U.S. and improvements in selective material pricing on high volume purchased parts. Lower material costs in the U.K. and German operations due to the strength of local currencies against the U.S. dollar for material purchases made in U.S. dollars were also recognized.

Selling, Engineering and Administrative Expenses

Selling, engineering and administrative expenses in 2007 were $21.2 million, a $2.3 million, or 12.4%, increase, compared to $18.9 million in 2006. The change is primarily a result of increased compensation expenses, which includes stock-based compensation awards, advertising, and professional fees relating to tax, legal matters, and outside information technology services.

Interest (Income) Expense, Net

Net interest income for 2007 was $0.4 million compared to net interest expense of $0.1 million for 2006. Total average debt for 2007 was $0.9 million compared to $1.7 million for 2006. Total average cash for 2007 was $14.4 million compared to $7.7 million for 2006. The Company did not have any outstanding variable debt during 2007.

Foreign Currency Transaction (Gain) Loss, Net

Foreign currency transaction gain was minimal in 2007, compared to a loss of $0.2 million in 2006. While the Euro, the Korean Won and the British Pound made gains against the U.S. dollar during the periods, the European operations experienced losses related to sales conducted in U.S. dollars and from the revaluation of Sun Ltd. balance sheet items, which were held in U.S. dollars.

Miscellaneous Income, Net

Miscellaneous income was $0.3 and $0.2, in 2007 and 2006, respectively. The increase was primarily a result of earnings from joint ventures.

Income Taxes

The provision for income taxes for the year ended December 29, 2007, was 35.6% of pretax income compared to 34.9% for the year ended December 30, 2006. The change was primarily due to the relative levels of income and different tax rates in effect among the countries in which the Company sells its products and an increase in the U.S. effective rate of approximately 1.3%. The increase was primarily a result of the phase-out of graduated rates and a change in permanent items, primarily related to the decreased benefit from joint venture earnings. These amounts were partially offset by the reversal of an unrecognized tax benefit during the period.

Comparison of Years Ended December 30, 2006 and December 31, 2005

Net Sales

Net sales were $142.3 million, an increase of $25.5 million, or 21.8%, compared to $116.8 million in 2005. Net sales increased 21.4% excluding the effect of exchange rates.

The increase was due in large part to the continued growth of international sales, particularly in Asia where sales increased 41.9%, or $6.9 million, to $23.4 million. Domestic sales in Korea increased 41.1%, sales to China increased 63.0%, and to Japan 36.6%.

European sales increased 26.0%, or $8.5 million, to $41.2 million. Sales to France increased 20.5%, to Germany 23.0%, and to the U.K. 19.5%. Significant increases were also noted in Norway, Italy, Ireland and Sweden.

North American sales increased 14.2%, or $9.2 million, to $74.0 million.

Gross Profit

Gross profit increased 19.0% to $43.9 million in 2006, compared to $36.9 million in 2005. Gross profit as a percentage of net sales decreased to 30.9% in 2006, compared to 31.6% in 2005. Declines in the gross profit percentage were due to higher variable costs and an increased fixed cost base. Increased materials, fringe benefits, and productivity declines during the third quarter accounted for the majority of the increased variable costs. The fixed cost increases were primarily made up of salaries, fringe benefits, utilities, and depreciation. Gross profit percentage decreases were partially offset by higher sales volume and sales price increases that occurred in January and July of this year.

Selling, Engineering and Administrative Expenses

Selling, engineering and administrative expenses in 2006 were $18.9 million, a $1.1 million, or 6.4%, increase, compared to $17.7 million in 2005. The increase was primarily due to increases in compensation expense, including additional engineering and marketing personnel, and insurance. These increases were partially offset by decreased advertising and professional fees. The prior year period included higher audit and contract labor fees, including Sarbanes-Oxley 404 compliance, and a write-off of the remaining deferred loan costs related to the extinguishment of debt.

Interest Expense, Net

Net interest expense was $0.1 million and $0.4 million, in 2006 and 2005, respectively. While average outstanding debt decreased $5.6 million, from $7.3 million in 2005 to $1.7 million in 2006, the average interest rate on variable debt increased from the period ended December 31, 2005, due to an increase in the LIBOR rate.

Foreign Currency Transaction (Gain) Loss, Net

Foreign currency transaction loss in 2006 was $0.2, compared to a gain of $0.4 million in 2005. While the Euro, the Korean Won and the British Pound made gains against the U.S. dollar during 2006, the U.K. operations experienced losses related to sales conducted in U.S. dollars and from the revaluation of balance sheet items which were held in U.S. dollars.

Miscellaneous Income, Net

Miscellaneous income was $0.2 in 2006 compared to a minimal amount in 2005. The increase was primarily a result of earnings from joint ventures.

Income Taxes

The provision for income taxes for the year ended December 30, 2006,was 34.9% of pretax income compared to 33.1% for the year ended December 31, 2005. The change was primarily due to the relative levels of income and different tax rates in effect among the countries in which the Company sells its products and an increase in the U.S. effective rate of almost 2%. The increase in the effective rate was primarily a result of additional U.S. income taxed at the higher incremental federal tax rate and an increase in state taxes. The prior year provision included a cumulative benefit for a deduction in the state tax rate and a benefit for the change in foreign valuation allowance.

Liquidity and Capital Resources

Historically, the Company's primary source of capital has been cash generated from operations, although short-term fluctuations in working capital requirements have been met through borrowings under revolving lines of credit as needed. The Company's principal uses of cash have been to pay operating expenses, pay dividends to shareholders, make capital expenditures, and service debt.

Net cash flow from operations in 2007 was $28.2 million, compared to $19.6 million in 2006 and $17.0 million in 2005. The $8.6 million increase in the Company's net cash flow from operations in 2007 was due primarily to the increase in net income of $5.9 million, and increases in accounts payable, and accrued expenses. In addition, the Company did not experience as much of an increase in inventory compared to the prior year period. Cash on hand increased $9.8 million from $9.5 million in 2006 to $19.3 million in 2007. Days sales outstanding increased to 38 in 2007 from 36 in 2006 and inventory turns increased to 9.9 in 2007 from 9.5 in 2006. The increase in the Company's net cash flow from operations in 2006 compared to 2005 was due primarily to the increase in net income of $3.4 million, the change in deferred taxes, increases to accrued expenses and other liabilities, and income taxes payable. These cash increases were partially offset by increases in accounts receivable and inventory.

Capital expenditures, consisting primarily of purchases of machinery and equipment, were $12.6 million in 2007, compared to $9.5 million in 2006 and $8.8 million in 2005. Capital expenditures in 2008 are projected to be $13.0 million.

On August 11, 2005, the Company completed a refinancing of its existing debt in the U.S. with Fifth Third Bank (the "Bank"). The new financing consists of a secured revolving line of credit of $35 million (the "Line of Credit"). The Line of Credit is secured by the Company's U.S. assets, including its manufacturing facilities, and requires monthly payments of interest. The Line of Credit has a floating interest rate based upon the Company's leverage ratio. The Line of Credit is payable in full on August 1, 2011, but maturity may be accelerated by the Bank upon an Event of Default (as defined). Prepayment may be made without penalty or premium at any time upon the required notice to the Bank. At December 29, 2007, the Line of Credit had no outstanding balance.

The Line of Credit is subject to debt covenants including: 1) Debt (as defined) to Tangible Net Worth (as defined) ratio of not more than 1.5:1.0, 2) Funded Debt (as defined) to EBITDA (as defined) ratio of not more than 2.5:1.0, and 3) EBIT (as defined) to Interest Expense (as defined) ratio of not less than 1.1:1.0; and requires the Company to maintain its primary domestic deposit accounts with the Bank. As of December 29, 2007, the Company was in compliance with all debt covenants.

The Company declared the following quarterly dividends to shareholders of record on the last day of the respective quarter:

	2007	2006	2005
First quarter	**$0.067**	$0.067	$0.033
Second quarter	**0.090**	0.067	0.033
Third quarter	**0.090**	0.067	0.067
Fourth quarter	**0.090**	0.067	0.067

These dividends were paid on the 15th day of each month following the date of declaration. In addition, the Company declared 50% stock dividends on June 30, 2007 and June 30, 2005.

The declaration and payment of future dividends is subject to the sole discretion of the Board of Directors, and any determination as to the payment of future dividends will depend upon the Company's profitability, financial condition, capital needs, future prospects and other factors deemed pertinent by the Board of Directors.

The Company believes that cash generated from operations and its borrowing availability under the revolving Line of Credit will be sufficient to satisfy the Company's operating expenses and capital expenditures for the foreseeable future. In the event that economic conditions were to severely worsen for a protracted period of time, the Company would have several options available to ensure liquidity in addition to increased borrowing. Capital expenditures could be postponed since they primarily pertain to long-term improvements in operations. Additional operating expense reductions also could be made. Finally, the dividend to shareholders could be reduced or suspended.

In June 2006, the Company's Board of Directors authorized the repurchase of up to $2.5 million of Company stock, to be completed no later than January 15, 2007. The stock purchases were made in the open market. Market purchases were made subject to restrictions relating to volume, price and timing in an effort to minimize the impact of the purchases on the market for the Company's securities. The amount of the stock repurchased was used to continue to fund the Company's employee stock ownership and employee stock purchase plans. Under the plan, which was completed in July, the Company had repurchased 203,073 shares at an average price of $12.31. All shares were retired during the year.

In December 2005, the Company's Board of Directors authorized the repurchase of up to $2.0 million of Company stock, to be completed no later than January 15, 2007. The stock purchases were made in the open market. Market purchases were made subject to restrictions relating to volume, price and timing in an effort to minimize the impact of the purchases on the market for the Company's securities. The amount of the stock repurchases was set based upon the anticipated number of shares that were required to fund the Company's ESOP, and employee stock purchase plan, through fiscal year 2006. The Company had repurchased 123,750 shares at an average cost of $12.58 per share and 34,047 shares at an average cost of $13.01 for the periods ending December 31, 2005 and December 30, 2006, respectively. Of the 123,750 shares purchased in 2005, 97,500 were retired prior to December 31, 2005. All remaining shares and purchases were retired during 2006.

In November 2004, the Company's Board of Directors authorized the repurchase of up to $2.5 million of Company stock, to be completed no later than January 15, 2006. The amount of the stock repurchases was set based upon the anticipated number of shares that were required to fund the Company's ESOP, and employee stock purchase plan, through fiscal year 2005. The Company purchased 13,050 shares at an average cost of $6.35 per share and 4,050 shares at an average cost of $6.53 per share for the periods ending December 25, 2004 and December 31, 2005, respectively. The stock purchases were made in the open market. Market purchases were made subject to restrictions relating to volume, price and timing in an effort to minimize the impact of the purchases on the market for the Company's securities. All shares were retired during the year of purchase.

OTHER MATERIAL COMMITMENTS. Our contractual obligations and debt obligations as of December 29, 2007, are summarized in the table below (in thousands):

		Payments Due by Period			
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Debt	$ 701	$417	$251	$33	$ —
Operating leases	195	151	44	—	—
Other long-term liabilities[1]	406	50	78	—	278
Total contractual obligations	$1,302	$618	$373	$33	$278

(1) Other long-term liabilities consist of deferred income of $128 and deferred compensation of $278. The deferred income is a result of the supply agreement with Mannesmann Rexroth, A.G., a German full-line hydraulic component and systems manufacturer, entered into during 1999. This agreement expires in 2010. Deferred compensation relates to Director compensation for attendance at Board meetings. Amounts will be paid upon an individual ceasing to be a Director of the Company.

Critical Accounting Policies and Estimates

The Company currently only applies judgment and estimates which may have a material effect on the eventual outcome of assets, liabilities, revenues and expenses for impairment of long-lived assets, accounts receivable, inventory, goodwill and accruals. The following explains the basis and the procedure for each account where judgment and estimates are applied.

Revenue Recognition

The Company reports revenues, net of sales incentives, when title passes and risk of loss transfers to the customer. The effect of material non-recurring events is provided for when they become known.

Impairment of Long-Lived Assets

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, *Accounting for Impairment or Disposal of Long-lived Assets* ("SFAS 144"), long-lived assets, such as property and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of the asset is measured by comparison of its carrying amount to future net cash flows the asset is expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset exceeds its fair value.

The Company assesses the recoverability of goodwill and intangible assets not subject to amortization under SFAS No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142"). See Goodwill below.

Accounts Receivable
The Company sells to most of its customers on a recurring basis, primarily through distributors with which the Company maintains long-term relationships. As a result, bad debt experience has not been material. The allowance for doubtful accounts is determined on a specific identification basis by a review of those accounts that are significantly in arrears. There can be no assurance that a distributor or a large direct sale customer with overdue accounts receivable balances will not develop financial difficulties and default on payment. See Consolidated Balance Sheets for allowance amounts.

Inventory
The Company offers a wide variety of standard products and as a matter of policy does not discontinue products. On an ongoing basis, component parts found to be obsolete through design or process changes are disposed of and charged to material cost. The Company reviews on-hand balances of products and component parts against specific criteria. Products and component parts without usage or that have excess quantities on hand are evaluated. An inventory reserve is then established for the full inventory carrying value of those products and component parts deemed to be obsolete or slow moving. See Note 6 to the Financial Statements for inventory reserve amounts.

Goodwill
The Company acquired its Korean operations in September 1998 using the purchase method. As a result, goodwill is reflected on the Consolidated Balance Sheet. A valuation based on the cash flow method was performed at December 29, 2007 and December 30, 2006. It was determined that the value of the goodwill was not impaired. There is no assurance that the value of the acquired company will not decrease in the future due to changing business conditions. See Note 8 to the Financial Statements for goodwill amounts.

Accruals
The Company makes estimates related to certain employee benefits and miscellaneous accruals. Estimates for employee benefit accruals are based on information received from plan administrators in conjunction with management's assessments of estimated liabilities related to workers' compensation, health care benefits and annual contributions to an employee stock ownership plan ("ESOP"), established in 2004 as part of the Company's retirement plan. Estimates for miscellaneous accruals are based on management's assessment of estimated liabilities for costs incurred.

As of July 1, 2003, the Company accrues for health care benefit costs under a self-funded plan utilizing estimates provided by a third party administrator and insurance company. The Company purchases re-insurance for both specific and aggregate stop losses on claims that exceed $100,000 on an individual basis and approximately $5.8 million on an aggregate basis.

New Accounting Pronouncements
In December 2007, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141 (revised 2007), *Business Combinations* ("SFAS 141R"). SFAS 141R establishes principles and requirements for an acquiring entity to recognize and measure in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS 141R expands on required disclosures to improve the statement users' abilities to evaluate the nature and financial effects of business combinations. SFAS 141R is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS 141R on its Consolidated Financial Statements.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51* ("SFAS 160"). SFAS 160 requires that a noncontrolling interest in a subsidiary be reported within equity and the amount of consolidated net income attributable to the noncontrolling interest be identified in the consolidated financial statements. SFAS 160 calls for consistency in the manner of reporting changes in the parent's ownership interest and requires fair value measurement of any noncontrolling equity investment retained in a deconsolidation. SFAS No. 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS 160 on its Consolidated Financial Statements.

In February 2007, FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* ("SFAS 159"), which gives entities the option to measure eligible financial assets, and financial liabilities at fair value on an instrument by instrument basis, that are otherwise not permitted to be accounted for at fair value under other accounting standards. The election to use the fair value option is available when an entity first recognizes a financial asset or financial liability. Subsequent changes in fair value must be recorded in earnings. This statement is effective as of the beginning of a company's first fiscal year after November 15, 2007. The adoption of this Statement is not expected to have a material effect on the Company's Consolidated Financial Statements.

In September 2006, FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The adoption of this Statement is not expected to have a material effect on the Company's Consolidated Financial Statements.

Off Balance Sheet Arrangements
The Company does not engage in any off balance sheet financing arrangements. In particular, the Company does not have any interest in variable interest entities, which include special purpose entities and structured finance entities.

The Company uses the equity method of accounting to account for its investments in Sun China, WhiteOak and High Country Tek. The Company does not have a majority ownership in or exercise control over any of these entities. The Company does not believe that its investments in Sun China, WhiteOak, or High Country Tek qualify as Variable Interest Entities, within the scope of FASB Interpretation (FIN) No. 46(R), *Consolidation of Variable Interest Entities (revised December 2003), an interpretation of ARB No. 51*, nor are they material to the financial statements of the Company at December 29, 2007.

Seasonality

The Company generally has experienced increased sales during the second quarter of the year largely as a result of the order patterns of our customers. As a result, the Company's second quarter net sales, income from operations, and net income historically are the highest of any quarter during the year.

Inflation

The impact of inflation on the Company's operating results has been moderate in recent years, reflecting generally lower rates of inflation in the economy. While inflation has not had, and the Company does not expect that it will have, a material impact upon operating results, there is no assurance that the Company's business will not be affected by inflation in the future.

Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to market risk from changes in interest rates on borrowed funds, which could affect its results of operations and financial condition. The Company has managed this risk by its ability to select the interest rate on its debt financing at LIBOR plus 1.5% or the Bank's Base Rate, whichever is more advantageous. Beginning in August 2006, the interest rate on its debt financing will remain variable based upon the Company's leverage ratio. The Company had no variable-rate debt outstanding at December 29, 2007 and December 30, 2006.

The Company's exposure to foreign currency exchange fluctuations relates primarily to the direct investment in its facilities in the United Kingdom, Germany and Korea. The Company does not use financial instruments to hedge foreign currency exchange rate changes.

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

The Common Stock of the Company has been trading publicly under the symbol SNHY on the Nasdaq Global Select Market since the Company's initial public offering on January 9, 1997. The following table sets forth the high and low closing sale prices of the Company's Common Stock as reported by the Nasdaq Global Select Market and the dividends declared for the periods indicated. These stock prices and dividends are adjusted for a three-for-two stock split, effected in the form of a 50% stock dividend, which became effective on July 15, 2007.

	High	Low	Dividends Declared
2007			
First quarter	**$18.300**	**$13.307**	**$0.067**
Second quarter	**32.833**	**17.460**	**0.090**
Third quarter	**37.990**	**22.520**	**0.090**
Fourth quarter	**35.990**	**25.130**	**0.090**
2006			
First quarter	$ 25.390	$ 19.670	$ 0.067
Second quarter	22.450	16.950	0.067
Third quarter	20.720	16.620	0.067
Fourth quarter	22.130	19.970	0.067

Holders

There were 87 shareholders of record of Common Stock on February 29, 2008. The number of record holders was determined from the records of the Company's transfer agent and does not include beneficial owners of Common Stock whose shares are held in the names of securities brokers, dealers, and registered clearing agencies. The Company believes that there are approximately 6,500 beneficial owners of Common Stock.

Dividends

Dividends were paid on the 15th day of each month following the date of declaration. The Company's Board of Directors currently intends to continue to pay a quarterly dividend of at least $0.09 per share during 2008. However, the declaration and payment of future dividends is subject to the sole discretion of the Board of Directors, and any determination as to the payment of future dividends will depend upon the Company's profitability, financial condition, capital needs, future prospects and other factors deemed pertinent by the Board of Directors.

Stock Split

On June 19, 2007, the Company declared a three-for-two stock split, effected in the form of a 50% stock dividend, to shareholders of record on June 30, 2007, which was paid on July 15, 2007. The Company issued approximately 5,500,000 shares of common stock as a result of the stock split. The effect of the stock split on outstanding shares, earnings per share and dividends per share has been retroactively applied to all periods presented.

On June 10, 2005, the Company declared a three-for-two stock split, effected in the form of a 50% stock dividend, to shareholders of record on June 30, 2005, payable on July 15, 2005. The Company issued approximately 3,600,000 shares of common stock as a result of the stock split. The effect of the stock split on outstanding shares, earnings per share and dividends per share has been retroactively applied to all periods presented.

Issuer Purchases of Equity Securities

The Company did not repurchase any of its stock during the fourth quarter of 2007.

Five-Year Stock Performance Graph

The following graph compares cumulative total return among Sun Hydraulics Corporation, the Russell 2000 Index and the Value Line Machinery Industry Stock Index, from December 28, 2002 to December 29, 2007, assuming $100 invested in each on December 28, 2002. Total return assumes reinvestment of any dividends for all companies considered within the comparison. The stock price performance shown in the graph is not necessarily indicative of future price performance.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Sun Hydraulics Corporation, the Russell 2000 Index and Value Line Machinery Industry Group
$1,000
800
600
400
200
0
Sun Hydraulics Corporation
Russell 2000
Value Line Machinery Industry Group
12/27/02
12/27/03
12/31/04
12/31/05
12/30/06
12/29/07
* $100 invested on 12/28/02 in stock or 12/31/02 in index-including reinvestment of dividends. Indexes calculated on month-end basis.

	12/28/02	12/27/03	12/31/04	12/31/05	12/30/06	**12/29/07**
Sun Hydraulics Corporation	100.00	108.48	250.47	460.86	498.73	**928.05**
Russell 2000	100.00	147.25	174.24	182.18	215.64	**212.26**
Value Line Machinery Industry Group	100.00	150.58	181.82	194.55	233.26	**321.67**

Forward-Looking Information

This Annual Report contains "forward-looking statements" (within the meaning of the Private Securities Litigation Reform Act of 1995) that are based on current expectations, estimates, forecasts, and projections about us, our beliefs, and assumptions made by us, including (i) our strategies regarding growth, including our intention to develop new products; (ii) our financing plans; (iii) trends affecting our financial condition or results of operations; (iv) our ability to continue to control costs and to meet our liquidity and other financing needs; (v) the declaration and payment of dividends; and (vi) our ability to respond to changes in customer demand domestically and internationally, including as a result of standardization. In addition, we may make other written or oral statements, which constitute forward-looking statements, from time to time. Words such as "may," "expects," "projects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," variations of such words, and similar expressions are intended to identify such forward-looking statements. Similarly, statements that describe our future plans, objectives or goals also are forward-looking statements. These statements are not guarantees of future performance and are subject to a number of risks and uncertainties, including those discussed below and elsewhere in this report. Our actual results may differ materially from what is expressed or forecasted in such forward-looking statements, and undue reliance should not be placed on such statements. All forward-looking statements are made as of the date hereof, and we undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Factors that could cause actual results to differ materially from what is expressed or forecasted in such forward-looking statements include, but are not limited to: (i) conditions in the capital markets, including the interest rate environment and the availability of capital; (ii) changes in the competitive marketplace that could affect our revenue and/or cost bases, such as increased competition, lack of qualified engineering, marketing, management or other personnel, and increased labor and raw materials costs; (iii) new product introductions, product sales mix and the geographic mix of sales nationally and internationally. Further information relating to factors that could cause actual results to differ from those anticipated is included but not limited to information under the headings Item 1 "Business," Item 1A. "Risk Factors" and Item 7 "Management's Discussion and Analysis of Financial Conditions and Results of Operations" in the Form 10-K for the year ended December 29, 2007. The Company disclaims any intention or obligation to update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

Report of Independent Registered Certified Public Accounting Firm

To the Board of Directors and Stockholders of
Sun Hydraulics Corporation:

We have audited the accompanying consolidated balance sheets of Sun Hydraulics Corporation (a Florida corporation) and subsidiaries (collectively, The Company) as of December 29, 2007 and December 30, 2006, and the related consolidated statements of operations, shareholders' equity and comprehensive income, and cash flows for the years then ended. We also have audited Sun Hydraulics Corporation and subsidiaries internal control over financial reporting as of December 29, 2007, based on criteria established in *Internal Control–Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on these financial statements and an opinion of the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitation, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sun Hydraulics Corporation and subsidiaries as of December 29, 2007 and December 30, 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, Sun Hydraulics Corporation and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 29, 2007, based on criteria established in *Internal Control–Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Kirkland, Russ, Murphy & Tapp, P.A.

Clearwater, Florida
February 29, 2008

Report of Independent Registered Public Accounting Firm

To the Board of Directors and
Shareholders of Sun Hydraulics Corporation:

We have audited the accompanying consolidated statements of operations, shareholders' equity and comprehensive income, and cash flows of Sun Hydraulics Corporation (a Florida corporation) and subsidiaries for the year ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statements of operations, shareholders' equity and comprehensive income, and cash flows referred to above present fairly, in all material respects, the results of operations of Sun Hydraulics Corporation and subsidiaries for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Tampa, Florida
March 6, 2006

Consolidated Balance Sheets

	December 29, 2007	December 30, 2006
(in thousands, except for share information)		
Assets		
Current assets:		
Cash and cash equivalents	**$ 19,191**	$ 9,379
Restricted cash	**146**	118
Accounts receivable, net of allowance for doubtful accounts of $215 and $140	**17,029**	13,917
Inventories	**11,421**	10,386
Deferred income taxes	**301**	219
Other current assets	**1,210**	986
Total current assets	**49,298**	35,005
Property, plant and equipment, net	**56,999**	50,355
Other assets	**4,483**	1,825
Total assets	**$110,780**	$87,185
Liabilities and shareholders' equity		
Current liabilities:		
Accounts payable	**$ 5,668**	$ 4,812
Accrued expenses and other liabilities	**4,857**	4,059
Long-term debt due within one year	**417**	426
Dividends payable	**1,484**	1,085
Income taxes payable	**674**	608
Total current liabilities	**13,100**	10,990
Long-term debt due after one year	**284**	646
Deferred income taxes	**5,108**	4,451
Other noncurrent liabilities	**406**	298
Total liabilities	**18,898**	16,385
Commitments and contingencies (Note 19)	—	—
Shareholders' equity:		
Preferred stock, 2,000,000 shares authorized, par value $0.001, no shares outstanding	—	—
Common stock, 20,000,000 shares authorized, par value $0.001, 16,493,300 and 16,273,974 shares outstanding	**16**	16
Capital in excess of par value	**34,390**	30,962
Retained earnings	**51,844**	35,279
Accumulated other comprehensive income	**5,632**	4,543
Total shareholders' equity	**91,882**	70,800
Total liabilities and shareholders' equity	**$110,780**	$87,185

The accompanying Notes to the Consolidated Financial Statements are an integral part of these financial statements.

Consolidated Statements of Operations

For the Year Ended	**December 29, 2007**	December 30, 2006	December 31, 2005
(in thousands, except per share data)			
Net sales	**$167,374**	$142,282	$116,757
Cost of sales	**112,524**	98,350	79,839
Gross profit	**54,850**	43,932	36,918
Selling, engineering and administrative expenses	**21,215**	18,881	17,738
Operating income	**33,635**	25,051	19,180
Interest (income) expense, net	**(411)**	126	441
Foreign currency transaction (gain) loss, net	**(42)**	187	(362)
Miscellaneous income, net	**(283)**	(165)	(36)
Income before income taxes	**34,371**	24,903	19,137
Income tax provision	**12,240**	8,680	6,329
Net income	**$ 22,131**	$ 16,223	$ 12,808
Basic net income per common share	**$ 1.35**	$ 0.99	$ 0.79
Weighted average basic shares outstanding	**16,437**	16,317	16,241
Diluted net income per common share	**$ 1.34**	$ 0.99	$ 0.78
Weighted average diluted shares outstanding	**16,498**	16,408	16,377
Dividends declared per share	**$ 0.337**	$ 0.267	$ 0.200

The accompanying Notes to the Consolidated Financial Statements are an integral part of these financial statements.

Consolidated Statement of Shareholders' Equity and Comprehensive Income

(in thousands)	Preferred Shares	Preferred Stock	Common Shares	Common Stock	Capital in Excess of Par Value	Unearned Compensation Related to Restricted Stock	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Total
Balance, December 25, 2004	—	$—	15,663	$15	$ 28,579	$(608)	$ 13,862	$ 3,566	$ (11)	$ 45,403
Shares issued, Restricted Stock			39		475	(133)				342
Shares issued, Stock Options			557	1	2,510					2,511
Shares issued, ESPP			18		157					157
Shares issued, ESOP			165		1,058					1,058
Shares retired, Repurchase Agreement			(102)		(1,250)				11	(1,239)
Purchase of treasury stock									(349)	(349)
Tax benefit of stock-based compensation					937					937
Dividends issued							(3,269)			(3,269)
Comprehensive income:										
Net income							12,808			12,808
Foreign currency translation adjustments								(1,919)		(1,919)
Comprehensive income:										10,889
Balance, December 31, 2005	—	$—	16,340	$16	$ 32,466	$(741)	$ 23,401	$ 1,647	$(349)	$ 56,440
Adjustment of unearned compensation, restricted stock					(741)	741				—
Forfeitures, restricted stock			(3)							
Shares issued, Restricted Stock			45							—
Shares issued, Stock Options			47		162					162
Shares issued, ESPP			21		238					238
Shares issued, ESOP			87		1,183					1,183
Shares retired, Repurchase Agreement			(263)		(3,300)				923	(2,377)
Purchase of treasury stock									(574)	(574)
Stock-based compensation					573					573
Tax benefit of stock-based compensation					381					381
Dividends issued							(4,345)			(4,345)
Comprehensive income:										
Net income							16,223			16,223
Foreign currency translation adjustments								2,896		2,896
Comprehensive income:										19,119
Balance, December 30, 2006	—	$—	16,274	$16	$ 30,962	$ —	$ 35,279	$ 4,543	$ —	$ 70,800
Forfeitures, restricted stock			**(2)**							
Shares issued, Restricted Stock			**27**							**—**
Shares issued, Stock Options			**73**		**287**					**287**
Shares issued, ESPP			**18**		**272**					**272**
Shares issued, ESOP			**103**		**1,386**					**1,386**
Stock-based compensation					**735**					**735**
Tax benefit of stock-based compensation					**748**					**748**
Dividends issued							**(5,566)**			**(5,566)**
Comprehensive income:										
Net income							**22,131**			**22,131**
Foreign currency translation adjustments								**1,089**		**1,089**
Comprehensive income:										**23,220**
Balance, December 29, 2007	**—**	**$—**	**16,493**	**$16**	**$34,390**	**$ —**	**$51,844**	**$5,632**	**$ —**	**$91,882**

The accompanying Notes to the Consolidated Financial Statements are an integral part of these financial statements.

Consolidated Statements of Cash Flows

For the Year Ended	**December 29, 2007**	December 30, 2006	December 31, 2005
(in thousands)			
Cash flows from operating activities:			
Net income	**$ 22,131**	$16,223	$ 12,808
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**6,341**	5,849	5,604
(Gain) loss on disposal of assets	**(74)**	12	22
Stock-based compensation expense	**735**	573	365
Stock options income tax benefit	**(748)**	(381)	—
Allowance for doubtful accounts	**75**	30	(60)
Provision for slow moving inventory	**251**	157	(96)
Provision for deferred income taxes	**575**	326	(688)
(Increase) decrease in:			
Accounts receivable	**(3,187)**	(2,972)	(2,304)
Inventories	**(1,286)**	(2,673)	(669)
Income tax receivable	**—**	236	(236)
Other current assets	**(224)**	(122)	(88)
Other assets, net	**(310)**	(29)	39
Increase (decrease) in:			
Accounts payable	**856**	(10)	2,286
Accrued expenses and other liabilities	**2,184**	1,385	306
Income taxes payable	**814**	989	(261)
Other noncurrent liabilities	**108**	17	(19)
Net cash from operating activities	**28,241**	19,610	17,009
Cash flows from investing activities:			
Investment in WhiteOak	**—**	—	(400)
Investment in High Country Tek	**(2,375)**	—	—
Capital expenditures	**(12,591)**	(9,525)	(8,813)
Proceeds from dispositions of equipment	**192**	28	5
Net cash used in investing activities	**(14,774)**	(9,497)	(9,208)
Cash flows from financing activities:			
Proceeds from debt	**—**	7,000	11,599
Repayment of debt	**(371)**	(8,312)	(21,469)
Proceeds from exercise of stock options	**287**	162	2,487
Stock options income tax benefit	**748**	381	—
Proceeds from stock issued	**272**	238	157
Payments for purchase of treasury stock	**—**	(2,951)	(1,588)
Dividends to shareholders	**(5,167)**	(4,349)	(2,701)
Net cash used in financing activities	**(4,231)**	(7,831)	(11,515)
Effect of exchange rate changes on cash and cash equivalents	**604**	1,385	(218)
Net (decrease) increase in restricted cash	**28**	(295)	(49)
Net (decrease) increase in cash and cash equivalents	**9,812**	3,962	(3,883)
Cash and cash equivalents, beginning of period	**9,497**	5,830	9,762
Cash and cash equivalents, end of period	**$ 19,337**	$ 9,497	$ 5,830
Supplemental disclosure of cash flow information:			
Cash paid:			
Interest	**$ 51**	$ 312	$ 441
Income taxes	**$ 11,599**	$ 7,510	$ 8,451
Supplemental disclosure of noncash transactions:			
Common stock issued to ESOP through accrued expenses and other liabilities	**$ 1,386**	$ 1,183	$ 1,058

The accompanying Notes to the Consolidated Financial Statements are an integral part of these financial statements.

Notes to the Consolidated Financial Statements *(in thousands, except per share data)*

1. Business

Sun Hydraulics Corporation, and its wholly-owned subsidiaries and joint ventures, design, manufacture, and sell screw-in cartridge valves and manifolds used in hydraulic systems. The Company has facilities in the United States, the United Kingdom, Germany, Korea, France and China. Sun Hydraulics Corporation ("Sun Hydraulics"), with its main offices located in Sarasota, Florida, designs, manufactures, and sells primarily through distributors. Sun Hydraulik Holdings Limited ("Sun Holdings"), a wholly-owned subsidiary of Sun Hydraulics, was formed to provide a holding company for the European market operations; its wholly-owned subsidiaries are Sun Hydraulics Limited (a British corporation, "Sun Ltd.") and Sun Hydraulik GmbH (a German corporation, "Sun GmbH"). Sun Ltd. operates a manufacturing and distribution facility located in Coventry, England, and Sun GmbH operates a manufacturing and distribution facility located in Erkelenz, Germany. Sun Hydraulics Korea Corporation ("Sun Korea"), a wholly-owned subsidiary of Sun Hydraulics, located in Inchon, South Korea, operates a manufacturing and distribution facility. Sun Hydraulics, SARL ("Sun France"), a wholly-owned subsidiary of Sun Hydraulics, located in Bordeaux, France, operates a sales and engineering support facility. Sun Hydraulics Systems (Shanghai) Co., Ltd. ("Sun China"), a 50/50 joint venture between Sun Hydraulics and Links Lin, the owner of Sun Hydraulics' Taiwanese distributor, is located in Shanghai, China, and operates a manufacturing and distribution facility. WhiteOak Controls, Inc. ("WhiteOak"), a 40% equity method investment, located in Mediapolis, Iowa, designs and produces complementary electronic control products. Sun Hydraulics acquired a 48% equity method investment in High Country Tek, Inc. ("HCT"), on November 30, 2007 (see Note 3). HCT, located in Nevada City, California, designs and manufacturers ruggedized electronic/hydraulic control solutions for mobile equipment markets. Sun Hydraulics opened a sales office in Bangalore, India, during 2007 to develop new business opportunities in the Indian market.

2. Summary of Significant Accounting Policies

A summary of the significant accounting policies followed in the preparation of the Company's consolidated financial statements is set forth below:

Principles of Consolidation

The consolidated financial statements include the accounts and operations of Sun Hydraulics and its direct and indirect subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation. The Company uses the equity method of accounting for its investments in Sun China, WhiteOak and HCT. The Company does not have a majority ownership in or exercise control over these entities.

Critical Accounting Policies and Estimates

The Company currently only applies judgment and estimates, which may have a material effect on the eventual outcome of assets, liabilities, revenues and expenses, for impairment of long-lived assets, accounts receivable, inventory, goodwill and accruals. The following explains the basis and the procedure for each account where judgment and estimates are applied.

Revenue Recognition

The Company reports revenues, net of sales incentives, when title passes and risk of loss transfers to the customer. The effect of material non-recurring events is provided for when they become known.

Impairment of Long-Lived Assets

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, *Accounting for Impairment or Disposal of Long-lived Assets* ("SFAS 144"), long-lived assets, such as property and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of the asset is measured by comparison of its carrying amount to future net cash flows the asset is expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset exceeds its fair market value.

The Company assesses the recoverability of goodwill and intangible assets not subject to amortization under SFAS No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142"). See Goodwill below.

Accounts Receivable

The Company sells to most of its customers on a recurring basis, primarily through distributors with which the Company maintains long-term relationships. As a result, bad debt experience has not been material. The allowance for doubtful accounts is determined on a specific identification basis by a review of those accounts that are significantly in arrears. There can be no assurance that a distributor or a large direct sale customer with overdue accounts receivable balances will not develop financial difficulties and default on payment. See the consolidated balance sheets for allowance amounts.

Inventory

The Company offers a wide variety of standard products and as a matter of policy does not discontinue products. On an ongoing basis, component parts found to be obsolete through design or process changes are disposed of and charged to material cost. The Company reviews on-hand balances of products and component parts against specific criteria. Products and component parts without usage or that have excess quantities on hand are evaluated. An inventory reserve is then established for the full inventory carrying value of those products and component parts deemed to be obsolete or slow moving. See Note 6 to the Financial Statements for inventory reserve amounts.

Goodwill

The Company acquired its Korean operations in September 1998 using the purchase method. As a result, goodwill is reflected on the consolidated balance sheet. A valuation based on the cash flow method was performed at December 29, 2007 and December 30, 2006. It was determined that the value of the goodwill was not impaired. There is no assurance that the value of the acquired company will not decrease in the future due to changing business conditions. See Note 8 to the Financial Statements for goodwill amounts.

Accruals
The Company makes estimates related to certain employee benefits and miscellaneous accruals. Estimates for employee benefit accruals are based on information received from plan administrators in conjunction with management's assessments of estimated liabilities related to workers' compensation, health care benefits and annual contributions to an employee stock ownership plan ("ESOP"), established in 2004 as part of the Company's retirement plan. Estimates for miscellaneous accruals are based on management's assessment of estimated liabilities for costs incurred.

As of July 1, 2003, the Company accrues for health care benefit costs under a self-funded plan utilizing estimates provided by a third party administrator and insurance company. The Company purchases re-insurance for both specific and aggregate stop losses on claims that exceed $100,000 on an individual basis and approximately $5.8 million on an aggregate basis.

Stock Split
On June 19, 2007, the Company declared a three-for-two stock split, effected in the form of a 50% stock dividend, to shareholders of record on June 30, 2007, payable on July 15, 2007. The Company issued approximately 5,500,000 shares of common stock as a result of the stock split. The effect of the stock split on outstanding shares, earnings per share and dividends per share has been retroactively applied to all periods presented.

On June 10, 2005, the Company declared a three-for-two stock split, effected in the form of a 50% stock dividend, to shareholders of record on June 30, 2005, payable on July 15, 2005. The Company issued approximately 3,600,000 shares of common stock as a result of the stock split. The effect of the stock split on outstanding shares, earnings per share and dividends per share has been retroactively applied to all periods presented.

Reclassification
Certain amounts shown in the 2006 consolidated financial statements have been reclassified to conform to the 2007 presentation. 2005 amounts were not material to the consolidated financial statements.

Management Estimates and Assumptions
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

52-53 Week Fiscal Year
The Company reports on a fiscal year that ends on the Saturday closest to December 31st. Each quarter generally consists of two 4-week periods and one 5-week period. As a result of the 2005 fiscal year ending December 31, 2005, the quarter-ended April 2, 2005 consisted of one 4-week period and two 5-week periods, resulting in a 53-week year.

Cash and Cash Equivalents
The Company considers all short-term highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Inventories
Inventories are valued at the lower of cost or market, cost being determined on a first-in, first-out basis. Obsolete and slow moving inventory is evaluated and reserves are established based on specific criteria determined by management.

Property, Plant and Equipment
Property, plant and equipment is stated at cost. Expenditures for repairs and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Repairs and maintenance are expensed as incurred. Depreciation is computed using the straight line method over the following useful lives:

	Years
Computer equipment	3–5
Machinery and equipment	4–12
Furniture and fixtures	4–10
Leasehold and land improvements	5–15
Buildings	40

Gains or losses on the retirement, sale, or disposition of property, plant and equipment are reflected in the Consolidated Statement of Operations in the period in which the assets are taken out of service.

Valuation Assessment of Long-Lived Assets
Management periodically evaluates long-lived assets for potential impairment and will provide for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be fully recoverable. Assets are reviewed for utilization on a monthly basis by management in conjunction with employees who work directly with the assets.

Goodwill
Goodwill, which represents the excess of the purchase price of acquisition over the fair value of the net assets acquired and other acquisition costs, is carried at cost. In accordance with SFAS 142, goodwill is not amortized by the Company. Instead, SFAS 142 requires goodwill to be reviewed for impairment on an annual basis, or more frequently if events or circumstances indicate possible impairment.

Other Assets
Other assets consist of equity investments in the Company's joint ventures in Sun China, WhiteOak and HCT. The equity investments were recorded at cost and have been adjusted for investment income or loss and dividend distributions for each quarterly period since their origin.

Revenue Recognition
Sales are recognized when products are shipped and title to the products is passed to the customer. Sales incentives are granted to customers based upon the volume of purchases. These sales incentives are recorded at the time of sales as a reduction of gross sales.

Shipping and Handling Costs
Shipping and handling costs billed to distributors and customers are recorded in revenue. Shipping costs incurred by the Company are recorded in cost of goods sold.

Foreign Currency Translation and Transactions
The Company follows the translation policy provided by SFAS No. 52, *Foreign Currency Translation.* The Pound Sterling is the functional currency of Sun Ltd. The Euro is the functional currency of Sun GmbH. The South Korean Won is the functional currency of Sun Korea. The U.S. Dollar is the functional currency for Sun Hydraulics and the reporting currency for the consolidated group. The assets and liabilities of Sun Ltd., Sun GmbH and Sun Korea are translated at the exchange rate in effect at the balance sheet date, and income and expense items are translated at the average annual rate of exchange for the period. The resulting unrealized translation gains and losses are included as a component of shareholders' equity designated as "accumulated other comprehensive income." Realized gains and losses from foreign currency transactions are included in the Consolidated Statement of Operations.

Income Taxes
The Company follows the income tax policy provided by SFAS No. 109, *Accounting for Income Taxes* ("SFAS 109"). This Statement provides for a liability approach under which deferred income taxes are provided for based upon enacted tax laws and rates applicable to the periods in which the taxes become payable. These differences result from items reported differently for financial reporting and income tax purposes, primarily depreciation, accrued expenses and reserves.

In July 2006, the FASB issued FIN 48, *Accounting for Uncertainty in Income Taxes, and Related Implementation Issues* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a Company's financial statements in accordance with FASB No. 109, *Accounting for Income Taxes.* FIN 48 prescribes a recognition threshold and measurement attribute for a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company adopted FIN 48 effective January 1, 2007. The adoption of FIN 48 did not have a material effect on the Company's Consolidated Financial Statements. The Company had unrecognized tax benefits of $208 and $34, including accrued interest, at January 1, 2007 and December 29, 2007, respectively. See Note 13 to the Financial Statements for tax amounts.

Stock-Based Compensation
Effective January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standard ("SFAS") No. 123R, *Share-Based Payment,* ("SFAS 123R") for its share-based compensation plans. The Company previously accounted for these plans under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees,* ("APB 25") and related interpretations and disclosure requirements established by SFAS No. 123, *Accounting for Stock-Based Compensation,* ("SFAS 123"), as amended by SFAS No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure.*

Under APB 25, no compensation expense was recorded in earnings for the Company's stock options and awards granted under the Company's employee stock purchase plan ("ESPP"). The pro forma effects on net income and earnings per share for stock options were instead disclosed in a footnote to the financial statements. Compensation expense was recorded in earnings for restricted stock awards. Under SFAS 123R, all share-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as an expense in earnings over the requisite service period.

The Company adopted SFAS 123R using the modified prospective method. Under this transition method, compensation cost recognized in fiscal years 2007 and 2006, includes the cost for all share-based awards granted prior to, but not yet vested as of January 1, 2006. This cost was based on the grant-date fair value estimated in accordance with the original provisions of SFAS 123. Results for prior periods have not been restated.

The compensation cost for stock options will be based on the grant-date fair value of those awards as calculated using the Black-Scholes valuation model. Compensation for restricted stock awards is measured at fair value on the date of grant based on the number of shares expected to vest and the quoted market price of the Company's common stock. Compensation cost for stock options and restricted stock awards is recognized in earnings, net of estimated forfeitures, on a straight-line basis over the requisite service period. Compensation cost for shares granted under the ESPP is calculated based on actual quarterly purchases.

Prior to the adoption of SFAS 123R, benefits of tax deductions in excess of recognized compensation costs were reported as operating cash flows. SFAS 123R requires excess tax benefits be reported as a financing cash inflow rather than as a reduction of taxes paid.

3. Acquisitions

On November 30, 2007, Sun Hydraulics acquired shares of preferred and common stock totaling 48% of the outstanding shares of HCT. HCT designs and manufacturers ruggedized electronic/hydraulic control solutions for mobile equipment markets; products include digital valve controllers, designed specifically for the hydraulic industry, and a patented suite of software products called Intella(TM). The products' modular architecture allows customers to add functionality, reliability, and precision, while preserving their investment in prior application development. HCT complements the Company's electro-hydraulic efforts, including its earlier investment in WhiteOak Controls. The acquisition price paid by the Company was $2,375. The excess paid over pro rata share of net assets of $1,363 is for developed technology, which is included within the investment account, and is being amortized over a period of 10 years. Sun Hydraulics will have the option to purchase the remaining outstanding stock of HCT after December 31, 2009, at a purchase price that will approximate fair market value.

4. Fair Value of Financial Instruments

The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. The following methods and assumptions were used to estimate the fair value of each class of financial instruments.

The carrying amounts of cash and cash equivalents, restricted cash, accounts receivable, other current assets, accounts payable, accrued expenses and other liabilities approximate fair value based on their short-term status.

The carrying amount of long-term debt approximates fair value, as the interest rates on the debt approximate rates currently available to the Company for debt with similar terms and remaining maturities.

5. Restricted Cash

On December 29, 2007 and December 30, 2006, the Company had restricted cash of $146 and $118, respectively. $60 of the 2007 restricted cash balance and the total 2006 restricted cash balance consisted of reserves for customs and excise taxes in the U.K. operation. The restricted amount was calculated as an estimate of two months of customs and excise taxes for items coming into the Company's U.K. operations and was held with Lloyd's TSB in the U.K. The remaining 2007 amount of $86 relates to a guarantee of VAT in our France operation. The guarantee is held with Crédit Agricole Bank in France.

6. Inventories

	December 29, 2007	December 30, 2006
Raw materials	**$ 4,577**	$ 3,585
Work in process	**3,863**	3,481
Finished goods	**3,627**	3,715
Provision for slow moving inventory	**(646)**	(395)
Total	**$11,421**	$10,386

7. Property, Plant and Equipment

	December 29, 2007	December 30, 2006
Machinery and equipment	**$ 69,152**	$ 60,244
Office furniture and equipment	**10,475**	9,008
Buildings	**26,635**	25,477
Leasehold and land improvements	**1,816**	1,797
Land	**2,974**	2,940
	$111,052	$ 99,466
Less: Accumulated depreciation	**(59,910)**	(55,557)
Construction in progress	**5,857**	6,446
Total	**$ 56,999**	$ 50,355

Depreciation expense for the years ended December 29, 2007, December 30, 2006 and December 31, 2005 totaled $6,314, $5,822 and $5,591, respectively.

8. Goodwill

On December 29, 2007 and December 30, 2006, the Company had $715 of goodwill related to its acquisition of Sun Korea.

Valuation models reflecting the expected future cash flow projections were used to value Sun Korea at December 29, 2007 and December 30, 2006. The analysis indicated that there was no impairment of the carrying value of the goodwill.

9. Other Assets

	December 29, 2007	December 30, 2006
Goodwill	**$ 715**	$ 715
Equity investment in joint venture		
Sun China	**874**	555
WhiteOak Controls, Inc.	**64**	80
High Country Tek, Inc.	**2,325**	—
Loan acquisition costs, net of amortization of $66 and $37	**104**	133
Developed technology, net of accumulated amortization of $67 and $40	**203**	230
Deposits with suppliers	**166**	73
Other	**32**	39
Total	**$4,483**	$1,825

10. Accrued Expenses and Other Liabilities

	December 29, 2007	December 30, 2006
Compensation and benefits	**$3,058**	$2,353
Insurance	**1,006**	866
Other	**793**	840
Total	**$4,857**	$4,059

11. Long-Term Debt

	December 29, 2007	December 30, 2006
$35,000 revolving line of credit, collateralized by U.S. assets, interest rate Libor + 1.5% or Bank's Base Rate at Company's discretion (6.73% at December 29, 2007), due August 1, 2011.	**$ —**	$ —
$2,400 12-year mortgage note on the German facility, fixed interest rate of 6.05%, due September 30, 2008.	**260**	464
10-year notes, fixed interest rates ranging from 3.5-5.1%, collateralized by equipment in Germany, due between 2009 and 2011.	**441**	593
Other	**—**	15
	701	1,072
Less amounts due within one year	**(417)**	(426)
Total	**$ 284**	$ 646

The remaining principal payments are due as follows: 2008—$417; 2009—$154; 2010—$97; 2011—$33.

On August 11, 2005, the Company completed a refinancing of its existing debt in the U.S. with Fifth Third Bank (the "Bank"). The new financing consists of a secured revolving line of credit of $35 million (the "Line of Credit"). The Line of Credit is secured by the Company's U.S. assets, including its manufacturing facilities, and requires monthly payments of interest. The Line of Credit has a floating interest rate based upon the Company's leverage ratio. The Line of Credit is payable in full on August 1, 2011, but maturity may be accelerated by the Bank upon an Event of Default (as defined). Prepayment may be made without penalty or premium at any time upon the required notice to the Bank. At December 29, 2007, there was no outstanding balance on the Line of Credit.

The Line of Credit is subject to debt covenants including: 1) Debt (as defined) to Tangible Net Worth (as defined) ratio of not more than 1.5:1.0, 2) Funded Debt (as defined) to EBITDA (as defined) ratio of not more than 2.5:1.0, and 3) EBIT (as defined) to Interest Expense (as defined) ratio of not less than 1.1:1.0; and requires the Company to maintain its primary domestic deposit accounts with the Bank. As of December 29, 2007, the Company was in compliance with all debt covenants.

12. Dividends to Shareholders

The Company declared dividends of $5,566, $4,345 and $3,269 to shareholders in 2007, 2006 and 2005, respectively.

The Company declared the following quarterly dividends to shareholders of record on the last day of the respective quarter:

	2007	2006	2005
First quarter	**$0.067**	$0.067	$0.033
Second quarter	**0.090**	0.067	0.033
Third quarter	**0.090**	0.067	0.067
Fourth quarter	**0.090**	0.067	0.067

These dividends were paid on the 15th day of each month following the date of declaration. In addition, the Company declared 50% stock dividends on June 30, 2005, and June 30, 2007.

13. Income Taxes

Deferred income tax assets and liabilities are provided to reflect the future tax consequences of differences between the tax basis of assets and liabilities and their reported amounts in the financial statements.

For financial reporting purposes, income before income taxes includes the following components:

For the Year Ended	December 29, 2007	December 30, 2006	December 31, 2005
United States	**$22,789**	$16,341	$12,827
Foreign	**11,582**	8,562	6,310
Total	**$34,371**	$24,903	$19,137

The components of the income tax provision (benefit) are as follows:

For the Year Ended	December 29, 2007	December 30, 2006	December 31, 2005
Current tax expense:			
United States	**$ 7,853**	$5,355	$5,038
State and local	**464**	269	158
Foreign	**3,348**	2,730	1,821
Total current	**11,665**	8,354	7,017
Deferred tax expense (benefit):			
United States	**217**	324	(601)
State and local	**(4)**	(7)	(136)
Foreign	**362**	9	49
Total deferred	**575**	326	(688)
Total income tax provision	**$12,240**	$8,680	$6,329

The reconciliation between the effective income tax rate and the U.S. federal statutory rate is as follows:

For the Year Ended	December 29, 2007	December 30, 2006	December 31, 2005
U.S. federal taxes at statutory rate	**$12,043**	$8,467	$6,507
Increase (decrease)			
Net residual tax on foreign distributions	**—**	169	264
Foreign tax credit	**(27)**	—	—
Benefit of ETI exclusion	**—**	(217)	(170)
Domestic production activity deduction	**(381)**	(110)	(121)
Foreign income taxed at lower rate	**(344)**	(172)	(64)
Change in foreign valuation allowance	**—**	—	(212)
Nondeductible items	**116**	—	—
Benefit of state rate change	**—**	—	(118)
Effect of federal rate change	**106**	—	—
State and local taxes, net	**460**	262	139
Change in reserve	**(174)**	—	—
Korea withholding tax	**107**	—	—
Other	**334**	281	104
Income tax provision	**$12,240**	$8,680	$6,329

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income taxes. The temporary differences that give rise to significant portions of the deferred tax assets and liabilities as of December 29, 2007 and December 30, 2006 are presented below:

	December 29, 2007	December 30, 2006
Deferred tax assets:		
Current:		
Accrued expenses and other	**$ 301**	$ 219
Foreign tax credit carryforward	**—**	—
Deferred royalty income	**—**	—
Total current deferred tax assets	**301**	219
Noncurrent:		
Accrued expenses and other	**57**	88
Deferred royalty income	**47**	64
Total noncurrent deferred tax assets	**104**	152
Deferred tax liabilities:		
Noncurrent:		
Depreciation	**(5,137)**	(4,521)
Other	**(75)**	(82)
Total noncurrent deferred tax liabilities	**(5,212)**	(4,603)
Net noncurrent deferred tax liability	**$(5,108)**	$(4,451)

A valuation allowance to reduce the deferred tax assets reported is required if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. For the fiscal years ended 2007 and 2006, management has determined that a valuation allowance is not required.

The Company intends to indefinitely reinvest the earnings of its non-U.S. subsidiaries, which reflect full provision for non-U.S. income taxes, to expand its international operations. These earnings relate to ongoing operations and, at December 29, 2007, cumulative earnings were approximately $25 million. Accordingly, no provision has been made for U.S. income taxes that might be payable upon repatriation of such earnings. In the event any earnings of non-U.S. subsidiaries are repatriated, the Company will provide U.S. income taxes upon repatriation of such earnings, which will be offset by applicable foreign tax credits, subject to certain limitations. During the year ended December 30, 2006, the Company repatriated $5.0 million, from its foreign subsidiaries. U.S. income taxes due based on the repatriations have been provided for in the above income tax provisions.

In July 2006, the FASB issued FIN 48, *Accounting for Uncertainty in Income Taxes, and Related Implementation Issues* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a Company's financial statements in accordance with FASB No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a recognition threshold and measurement attribute for a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company adopted FIN 48 effective January 1, 2007. The adoption of FIN 48 did not have a material effect on the Company's Consolidated Financial Statements.

The following is a roll-forward of the Company's unrecognized tax benefits:

Unrecognized tax benefits—January 1, 2007	**$208**
Increases from positions taken during prior periods	**34**
Lapse of statute of limitations	**(208)**
Unrecognized tax benefits—December 29, 2007	**$34**

As of January 1, 2007, the Company had an unrecognized tax benefit of $208 including accrued interest. During 2007, the Company recognized the tax benefit of $208, which had a favorable effect on the effective tax rate for the periods ended December 29, 2007.

At December 29, 2007, the Company had an unrecognized tax benefit of $34 including accrued interest. If recognized, the unrecognized tax benefit would have a favorable effect on the effective tax rate in future periods. The Company recognizes interest and penalties related to income tax matters in income tax expense. Interest related to the unrecognized tax benefit has been recognized and included in income tax expense. Interest accrued as of December 29, 2007, is not considered material to the Company's Consolidated Financial Statements.

The Company files U.S. federal income tax returns as well as income tax returns in various states and foreign jurisdictions. The Company is no longer subject to income tax examinations by tax authorities for years before 2004 for the majority of tax jurisdictions.

14. Stock Option Plans

The following table illustrates the effect on net income and earnings per share as if the Company had applied the fair-value recognition provisions of SFAS 123 to all of its share-based compensation awards for periods prior to the adoption of SFAS 123R. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with weighted average assumptions as set forth below.

	December 31, 2005
Net income as reported	$12,808
Stock-based compensation reported in net income, net of related taxes	215
Stock compensation expense calculated under FAS 123, net of related taxes	(336)
Pro forma net income	$12,687
Basic net income per common share:	
As reported	$ 0.79
Pro forma	$ 0.78
Diluted net income per common share:	
As reported	$ 0.78
Pro forma	$ 0.77
Assumptions	
Risk-free interest rate	4.54%
Expected lives (in years)	6.5
Expected volatility	35.71%
Dividend yield	1.83%

During 1996, the Company adopted the 1996 Stock Option Plan (the "Stock Option Plan"), which provides for the grant of incentive stock options and nonqualified stock options for the purchase of up to an aggregate of 2,250,000 shares of the Company's common stock by officers, employees and directors of the Company. Under the terms of the plan, incentive stock options may be granted to employees at an exercise price per share of not less than the fair value per common share on the date of the grant (not less than 110% of the fair value in the case of holders of more than 10% of the Company's voting stock). Nonqualified stock options may be granted at the discretion of the Company's Board of Directors. The maximum term of an option may not exceed 10 years, and options become exercisable at such times and in such installments as determined by the Board of Directors.

A summary of the Company's stock option plan for the years ended December 29, 2007, December 30, 2006 and December 31, 2005 is summarized as follows:

	Number of Shares	Exercise Price Range	Weighted Average Exercise Price
(share amounts are in thousands)			
Under option, December 25, 2004 (503 shares exercisable)	709	$ 2.67– 7.44	$ 4.34
Granted	6	$12.27–12.27	$12.27
Exercised	(555)	$ 2.67– 7.45	$ 4.47
Forfeitures	—		
Under option, December 31, 2005 (61 shares exercisable)	160	$ 3.00–12.27	$ 4.24
Granted	—	$ —	$ —
Exercised	(45)	$ 3.00– 5.49	$ 3.61
Forfeitures	(2)	$ 5.49– 5.49	$ 5.49
Under option, December 30, 2006 (84 shares exercisable)	113	$ 3.00–12.27	$ 4.47
Granted	—	$ —	$ —
Exercised	(72)	$ 3.00–12.27	$ 3.97
Forfeitures	(5)	$ 3.11– 5.49	$ 3.39
Under option, December 29, 2007 (32 shares exercisable)	**36**	**$3.00–12.27**	**$ 5.62**

All options listed above vest over three to five years with a maximum term of seven to ten years.

A summary of outstanding and exercisable options at December 29, 2007 is summarized as follows:

	Options Outstanding			Options Exercisable	
		Weighted Average			
Range of Exercise Prices	Number of Shares	Remaining Contractual Life	Exercise Price	Number of Shares	Weighted Average Exercise Price
$ 3.00	10	2.83	$ 3.00	10	$ 3.00
3.11	1	3.83	3.11	1	3.11
3.15	2	2.75	3.15	2	3.15
5.49	18	3.75	5.49	18	5.49
12.27	5	4.92	12.27	1	12.27

The weighted average estimated fair value of stock options granted during 2005 was $4.45 per share. There were no stock options granted during 2007 and 2006.

In September 2006, the Company adopted the 2006 Stock Option Plan ("2006 Plan"), which provides for the grant of incentive stock options and nonqualified stock options for the purchase of up to an aggregate of 750,000 shares of the Company's common stock by officers, employees and directors of the Company. The Company adopted the 2006 Plan due to the expiration of the Company's 1996 Stock Option Plan in 2006. Under the terms of the plan, incentive stock options may be granted to employees at an exercise price per share of not less than the fair value per common share on the date of the grant (not less than 110% of the fair value in the case of holders of more than 10% of the Company's voting stock). Nonqualified stock options may be granted at the discretion of the Company's Board of Directors. The maximum term of an option may not exceed 10 years, and options become exercisable at such times and in such installments as determined by the Board of Directors. No awards have been granted under the 2006 Plan.

During 2001, the Company adopted the 2001 Restricted Stock Plan, which provides for the grant of restricted stock of up to an aggregate of 618,750 shares of the Company's common stock to officers, employees, consultants and directors of the Company. Under the terms of the plan, the minimum period before any shares become non-forfeitable may not be less than six months. Restricted stock granted prior to January 1, 2006, was accounted for using the measurement and recognition principles of APB 25. Effective January 1, 2006, the company adopted the provisions of SFAS 123R. Accordingly, compensation cost has been measured at the date of the grant and is recognized in earnings over the period in which the shares vest. Restricted stock expense for the years ended December 29, 2007, December 30, 2006 and December 31, 2005 totaled $507, $413 and $342, respectively. At December 29, 2007, 167,589 shares remained available to be issued through the Restricted Stock Plan.

A summary of the Company's restricted stock plan for the years ended December 29, 2007, December 30, 2006 and December 31, 2005 is summarized as follows:

	Number of Shares	Weighted Average Grant-Date Fair Value
Nonvested balance at December 25, 2004	194	$ 3.90
Granted	39	12.27
Vested	(80)	3.77
Forfeitures	(11)	3.22
Nonvested balance at December 31, 2005	142	$ 6.30
Granted	45	13.48
Vested	(92)	4.92
Forfeitures	(3)	8.21
Nonvested balance at December 30, 2006	92	$ 11.14
Granted	27	33.75
Vested	(49)	9.40
Forfeitures	(2)	12.90
Nonvested balance at December 29, 2007	**68**	**$21.22**

The Company has $1,276 of total unrecognized compensation cost related to restricted stock awards granted under the Plan as of December 29, 2007. That cost is expected to be recognized over a weighted average period of 1.82 years. Pursuant to SFAS 123R, the $741 of unearned compensation recorded as a reduction to stockholders' equity as of December 31, 2005, was reversed against the Company's additional paid-in-capital.

During 2001, the Company adopted the Employee Stock Purchase Plan ("ESPP"), which became effective August 1, 2001. Most employees are eligible to participate. Employees who choose to participate are granted an opportunity to purchase common stock at 85 percent of market value on the first or last day of the quarterly purchase period, whichever is lower. The ESPP authorizes the issuance, and the purchase by employees, of up to 731,250 shares of common stock through payroll deductions. No employee is allowed to buy more than $25,000 of common stock in any year, based on the market value of the common stock at the beginning of the purchase period. Employees purchased 17,987 shares at an average price of $15.10 and 20,684 shares at an average price of $11.38, under the ESPP during 2007 and 2006, respectively. The Company recognized $137 and $48 of compensation expense during 2007 and 2006, respectively, in accordance with SFAS 123R. At December 29, 2007, 583,742 shares remained available to be issued through the ESPP.

During 2004, the Board of Directors adopted and the shareholders approved the Nonemployee Director Equity and Deferred Compensation Plan (the "Plan"). Directors who are not officers of the Company are paid $4,000 for attendance at each meeting of the Board of Directors, as well as each meeting of each Board Committee on which they serve when the committee meeting is not held within one day of a meeting of the Board of Directors. Directors receive $1,500 of the $4,000 Director fee in shares of Company stock under the Plan. Directors also may elect under the Plan to receive all or part of the remainder of their fees in Company stock and to defer receipt of their fees until a subsequent year. The Plan authorizes the issuance of up to 120,000 shares of common stock.

On September 9, 2006, the board approved an increase in the total amount paid for each such meeting to $5,000, and also amended the 2004 Plan to make $2,500 of the $5,000 fee payable in shares of the Company's common stock. Directors were granted 3,854 and 4,258 shares during 2007 and 2006, respectively. At December 29, 2007, there were 11,076 deferred stock units outstanding. Deferred stock units are treated as liabilities in accordance with SFAS 123R. At December 29, 2007, 161,614 shares remained available to be issued through the Plan.

15. Stock Repurchase Plans

In June 2006, the Company's Board of Directors authorized the repurchase of up to $2.5 million of Company stock, to be completed no later than January 15, 2007. The stock purchases were made in the open market. Market purchases were made subject to restrictions relating to volume, price and timing in an effort to minimize the impact of the purchases on the market for the Company's securities. The amount of the stock repurchased was used to continue to fund the Company's employee stock ownership and employee stock purchase plans. Under the plan, which was completed in July, the Company had repurchased 203,073 shares at an average price of $12.31. All shares were retired during the year.

In December 2005, the Company's Board of Directors authorized the repurchase of up to $2.0 million of Company stock, to be completed no later than January 15, 2007. The stock purchases were made in the open market. Market purchases were made subject to restrictions relating to volume, price and timing in an effort to minimize the impact of the purchases on the market for the Company's securities. The amount of the stock repurchases was set based upon the anticipated number of shares that were required to fund the Company's ESOP, and employee stock purchase plan, through fiscal year 2006. The Company had repurchased 123,750 shares at an average cost of $12.58 per share and 34,047 shares at an average cost of $13.01 for the periods ending December 31, 2005 and December 30, 2006, respectively. Of the 123,750 shares purchased in 2005, 97,500 were retired prior to December 31, 2005. All remaining shares and purchases were retired during 2006.

In November 2004, the Company's Board of Directors authorized the repurchase of up to $2.5 million of Company stock, to be completed no later than January 15, 2006. The amount of the stock repurchases was set based upon the anticipated number of shares that were required to fund the Company's ESOP, and employee stock purchase plan, through fiscal year 2005. The Company purchased 13,050 shares at an average cost of $6.35 per share and 4,050 shares at an average cost of $6.53 per share for the periods ending December 25, 2004 and December 31, 2005, respectively. The stock purchases were made in the open market. Market purchases were made subject to restrictions relating to volume, price and timing in an effort to minimize the impact of the purchases on the market for the Company's securities. All shares were retired during the year of purchase.

16. Earnings per Share

The following table represents the computation of basic and diluted net income per common share as required by SFAS No. 128, *Earnings Per Share* (in thousands, except per share data):

	December 29, 2007	December 30, 2006	December 31, 2005
Net income	**$22,131**	$16,223	$12,808
Basic weighted average number of common shares outstanding	**16,437**	16,317	16,241
Basic net income per common share	**$1.35**	$0.99	$0.79
Effect of dilutive stock options	**61**	91	136
Diluted weighted average number of common shares outstanding	**16,498**	16,408	16,377
Diluted net income per common share	**$ 1.34**	$ 0.99	$ 0.78

17. Employee Benefits

The Company has a defined contribution retirement plan covering substantially all of its eligible United States employees. Employer contributions under the retirement plan amounted to approximately $2,573, $2,452 and $2,205 during 2007, 2006 and 2005, respectively.

The Company provides supplemental pension benefits to its employees of foreign operations in addition to mandatory benefits included in local country payroll tax statutes. These supplemental pension benefits amounted to approximately $348, $425 and $437 during 2007, 2006 and 2005, respectively.

In June 2004, the Company's Board of Directors approved the establishment of an Employee Stock Ownership Plan ("ESOP") as the discretionary match portion of its 401(k) retirement plan. Prior to 2004, discretionary matches to the 401(k) plan were made in cash. The Company contributes to the ESOP for all eligible United States employees. Under the ESOP, which is 100% company funded, the Company allocates common stock to each participant's account. The allocation is generally a percentage of a participant's compensation as determined by the Board of Directors on an annual basis. The ESOP is accounted for under Statement of Position 93-6 *Employer's Accounting for Employee Stock Ownership Plans.*

The Company made annual contributions to the ESOP of 69,311, 102,989 and 86,619 shares in January of 2008, 2007 and 2006, related to fiscal years 2007, 2006 and 2005, respectively. Contributions were based on annual compensation. All shares receive regular quarterly dividends payable to the ESOP to cover plan expenses.

The Company incurred pension expense under the ESOP of approximately $1,498, $1,407 and $1,180 during 2007, 2006 and 2005, respectively. These amounts are included in the total employer contributions to the retirement plan noted above.

As of January 1, 2007, there were no restrictions on the shares contributed to the ESOP. This allows participants to sell their shares to enable diversification within their individual 401(k) accounts. The Company does not have any repurchase obligations under the ESOP.

The Company awards deferred cash bonuses to key employees of its foreign operations. The deferred cash bonuses are similar to phantom stock units, in that such bonuses are tied to the value of the Company's common stock. Awards are recognized over the deferral period as variable plan awards. The Company recognized approximately $539, $219 and $181 of compensation expense in 2007, 2006 and 2005, respectively, related to the awards.

18. Segment Reporting

The individual subsidiaries comprising the Company operate predominantly in a single industry as manufacturers and distributors of hydraulic components. The Company is multinational with operations in the United States, and subsidiaries in the United Kingdom, Germany, Korea and France. Amounts for France, due to their immateriality, are included with the U.S. In computing operating profit for the foreign subsidiaries, no allocations of general corporate expenses have been made. Management bases its financial decisions by the geographical location of its operations.

Identifiable assets of the foreign subsidiaries are those assets related to the operation of those companies. United States assets consist of all other operating assets of the Company. Segment information is as follows:

	United States	Korea	United Kingdom	Germany	Elimination	Consolidated
2007						
Sales to unaffiliated customers	**$99,516**	**$20,567**	**$23,127**	**$24,164**	**$ —**	**$167,374**
Intercompany sales	**30,344**	**—**	**2,621**	**142**	**(33,107)**	**—**
Operating income	**22,408**	**2,103**	**3,205**	**5,955**	**(36)**	**33,635**
Identifiable assets	**74,026**	**9,067**	**17,079**	**12,710**	**(2,102)**	**110,780**
Depreciation and amortization	**4,488**	**178**	**1,119**	**556**		**6,341**
Capital expenditures	**9,339**	**284**	**2,843**	**125**		**12,591**
2006						
Sales to unaffiliated customers	$ 89,077	$ 16,368	$ 17,709	$ 19,128	$ —	$ 142,282
Intercompany sales	25,809	—	2,990	106	(28,905)	—
Operating income	16,608	2,212	2,330	4,046	(145)	25,051
Identifiable assets	59,505	7,580	13,756	8,187	(1,843)	87,185
Depreciation and amortization	4,206	150	983	510		5,849
Capital expenditures	8,408	122	757	238		9,525
2005						
Sales to unaffiliated customers	$ 73,998	$ 11,604	$ 16,054	$ 15,101	$ —	$ 116,757
Intercompany sales	21,239	—	2,873	80	(24,192)	—
Operating income	13,443	1,520	1,260	3,145	(188)	19,180
Identifiable assets	50,019	4,958	12,403	8,777	(2,596)	73,561
Depreciation and amortization	3,944	149	1,025	473	—	5,591
Capital expenditures	7,007	29	934	843	—	8,813

Operating income is total sales and other operating income less operating expenses. Segment operating income does not include interest income/expense, foreign currency transaction gain/loss, and net miscellaneous income/expense.

Included in U.S. sales to unaffiliated customers were export sales of $29,283, $23,110 and $15,353, during 2007, 2006 and 2005, respectively. Export sales to Canada and Asia/Pacific totaling $19,981, $15,853 and $12,681, during 2007, 2006 and 2005, respectively, make up the majority of these export sales. Additionally, export sales to Europe were $8,027, $5,346 and $2,027 during 2007, 2006 and 2005, respectively.

19. Commitments and Contingencies

The Company is not a party to any legal proceedings other than routine litigation incidental to its business. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially affect the results of operations, financial position or cash flows of the Company.

OPERATING LEASES—The Company leases a manufacturing facility in Lenexa, Kansas and production support facilities in Sarasota, Florida, under operating leases having initial terms expiring between 2007 and 2008. The lease for the manufacturing facility in Kansas has a term of 5 years, expiring on November 14, 2008, and represents approximately 17,000 square feet of space. The leases for the production support facilities in Florida range from one to two years and represent approximately 10,000 square feet. Total rental expense for the years ended December 27, 2007, 2006 and 2005 was approximately $221, $226 and $182, respectively.

Future minimum lease payments on operating leases are as follows:

2008	151
2009	44
Total minimum lease payments	$195

INSURANCE—On July 1, 2003, the Company changed its group health insurance plan that covers U.S. employees and their families from a fully-insured policy to a self-funded plan. The Company purchases re-insurance for both specific and aggregate stop losses on claims that exceed $100,000 on an individual basis and approximately $5.8 million on an aggregate basis. The Company records a liability for all unresolved claims at the anticipated cost to the Company at the end of the period based on the estimates provided by a third party administrator and insurance company, plus an estimate for amounts incurred but not recorded. The Company believes it has adequate reserves for all self-insurance claims.

20. New Accounting Pronouncements

In December 2007, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141 (revised 2007), *Business Combinations* ("SFAS 141R"). SFAS 141R establishes principles and requirements for an acquiring entity to recognize and measure in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS 141R expands on required disclosures to improve the statement users' abilities to evaluate the nature and financial effects of business combinations. SFAS 141R is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS 141R on its Consolidated Financial Statements.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51* ("SFAS 160"). SFAS 160 requires that a noncontrolling interest in a subsidiary be reported within equity and the amount of consolidated net income attributable to the noncontrolling interest be identified in the consolidated financial statements. SFAS 160 calls for consistency in the manner of reporting changes in the parent's ownership interest and requires fair value measurement of any noncontrolling equity investment retained in a deconsolidation. SFAS No. 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS 160 on its Consolidated Financial Statements.

In February 2007, FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* ("SFAS 159"), which gives entities the option to measure eligible financial assets, and financial liabilities at fair value on an instrument by instrument basis, that are otherwise not permitted to be accounted for at fair value under other accounting standards. The election to use the fair value option is available when an entity first recognizes a financial asset or financial liability. Subsequent changes in fair value must be recorded in earnings. This statement is effective as of the beginning of a company's first fiscal year after November 15, 2007. The adoption of this Statement is not expected to have a material effect on the Company's Consolidated Financial Statements.

In September 2006, FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The adoption of this Statement is not expected to have a material effect on the Company's Consolidated Financial Statements.

Controls and Procedures

Our Chief Executive Officer and our Chief Financial Officer, after evaluating the effectiveness of the Company's "disclosure controls and procedures" (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report, have concluded that our disclosure controls and procedures are effective and are designed to ensure that the information we are required to disclose is recorded, processed, summarized and reported within the necessary time periods. Our disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in reports that we file or submit pursuant to the Securities Exchange Act of 1934, as amended, are accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.

There were no changes in the Company's internal control over financial reporting during the quarter ended December 29, 2007, that materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- provide reasonable assurance that transactions are recorded, as necessary, to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Management conducted an evaluation of the effectiveness of the Company's internal control over financial reporting based on the criteria set forth in *Internal Control–Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation under the *Internal Control–Integrated Framework*, management concluded that the internal control over financial reporting was effective as of December 29, 2007.

The effectiveness of the Company's internal control over financial reporting as of December 29, 2007 has been audited by Kirkland, Russ, Murphy and Tapp, P.A., an independent registered certified public accounting firm, as stated in their report.

Shareholder Information

Corporate Officers

Allen J. Carlson
President, CEO

Tricia L. Fulton
Chief Financial Officer

Jeffrey Cooper
Officer

Tim A. Twitty
Officer

Peter G. Robson
General Manager
Sun Hydraulics Limited

Directors

Marc Bertoneche, PhD
Professor, Business Administration
University of Bordeaux

Allen J. Carlson
President, CEO
Sun Hydraulics Corporation

John S. Kahler
President, CEO, *retired*
Cincinnati Incorporated

Christine L. Koski
Vice President, Marketing
nMetric LLC

Robert E. Koski
Chairman Emeritus, Founder
Sun Hydraulics Corporation

Philippe Lemaitre
Chairman, President, CEO *retired*
Woodhead Industries, Inc.

Ferdinand E. Megerlin, Dr.-Ing.
Chairman of the Board
Sun Hydraulics Corporation
Advisor and former member of
the Executive Board of Linde AG

Hirokatsu Sakamoto
Chairman
Kawasaki Precision Machinery, Ltd.

David N. Wormley, PhD
Dean, Engineering School
Pennsylvania State University

Legal Counsel

Shumaker, Loop & Kendrick, LLP
Tampa, Florida

Auditors

Kirkland, Russ, Murphy & Tapp, P.A.
Clearwater, Florida

Corporate Headquarters

Sun Hydraulics Corporation
1500 West University Parkway
Sarasota, FL 34243
Phone: 941-362-1200
Fax: 941-355-4497

Investor Relations

If you wish to be placed on Sun Hydraulics' email list for periodic news and financial releases, please send your request to investor@sunhydraulics.com or visit Sun's website to sign up.

The Company's Annual Reports, Forms 10-K, 10-Q, 3, 4, 5, and press releases are available at the Investor Relations section of Sun's website, www.sunhydraulics.com, or by request from corporate headquarters.

If you require a hard copy of Form 10-K, a copy will be provided without charge upon request to:
Investor Relations
Sun Hydraulics
1500 West University Parkway
Sarasota, FL 34243

Transfer Agent

Computershare
Atlanta, Georgia

Common Stock Information

The Common Stock of Sun Hydraulics Corporation is traded on the NASDAQ National Market under the symbol SNHY.

As of April 11, 2008, there were 83 shareholders of record. The number of record holders was determined from the records of the Company's transfer agent and does not include beneficial owners of common stock whose shares are held in the name of various securities brokers, dealers and registered clearing agencies. The Company believes that there are approximately 6,500 beneficial owners of common stock.

As of April 11, 2008, the closing price per share of SNHY stock was $29.33 and there were 16,583,021 shares outstanding.

Shareholders' Annual Meeting

The annual meeting of shareholders will be held at 10:00 a.m. Eastern Time on Monday, June 2, 2008, at:
Sun Hydraulics Corporation
701 Tallevast Road
Sarasota, Florida 34243

Worldwide Locations...

Sun Hydraulics Corporation
1500 West University Parkway
Sarasota, FL 34243 USA
Phone: 941-362-1200 Fax: 941-355-4497

701 Tallevast Road
Sarasota, FL 34243 USA
Phone: 941-362-1300 Fax: 941-362-1349

10645 Lackman Road
Lenexa, KS 66219 USA
Phone: 913-307-9090 Fax: 913-307-9095

Sun Hydraulics Limited
Wheler Road
Coventry C3V 4LA England
Phone: 44-2476-217400 Fax: 44-2476-217488

Sun Hydraulik GmbH
Brusseler Allee 2
D-41812 Erkelenz, Germany
Phone: 49-2431-8091-0 Fax: 49-2431-8091-9

Sun Hydraulics, S.A.R.L.
Parc Innolin
6 rue du Golf
33700 Mérignac, France
Phone: 33-557-291529 Fax: 33-557-291857

Sun Hydraulics Korea Corporation
97B 13L Namdong Industrial Complex
664-12 Gojan Dong, Namdong Gu
Inchon, 405-310 Korea
Phone: 82-32-813-1350 Fax: 82-32-813-1147

Sun Hydraulics Systems (Shanghai) Co., Ltd.
No. 339 Rong Xing Road
Rongbei Town, Sonjiang
Shanghai, China
Phone: 86-21-5778-0778 Fax: 86-21-5778-0768

Sun Hydraulics (India)
No. 1, 1st Main Road, Munnekolala Extension
Marathahalli Outer Ring Road
Bangalore-560037 India
Phone: 0091-80-25236325 Fax: 0091-80-25231855

END